SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Taleo Corporation

(Exact name of registrant as specified in its charter)

Delaware	52-2190418

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

575 Market Street, Eighth Floor, San Francisco, CA 94105

(Address, including zip code, of principal executive offices)

(415) 538-9068

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $0.00001 par value per share

ITEM 1. BUSINESS.

Preliminary Information

     We were incorporated in Delaware in 1999, and changed our name from Recruitsoft, Inc. to Taleo Corporation in March 2004. In October of 2003, we acquired White Amber, Inc., a vendor of solutions to manage temporary staff and in March of 2005, we acquired Recruitforce.com, Inc., a provider of on demand staffing management solutions for small and medium-size organizations. Our principal offices are located at 575 Market Street, Eighth Floor, San Francisco, California 94105, and 330 St-Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5. Our telephone numbers at these locations are (415) 538-9068 and (418) 524-5665, respectively. Our website address is http://www.taleo.com. Our website and the information contained therein or connected thereto is not a part of this prospectus.

     Trademark registration for “Taleo” is pending. “Recruitsoft” and our logo are our registered trademarks. This prospectus also includes trademarks of other persons.

Overview

     We are a leading provider of on-demand talent management solutions that enable organizations of all sizes to establish, automate and administer worldwide talent management processes for professional, hourly and temporary staff. Large organizations seek to improve their talent management processes not only to reduce the time and costs associated with these processes but, more importantly, to enhance the quality, productivity and satisfaction of their workforces. Taleo customers use our suite of solutions to achieve these goals while creating substantial value. Our solutions enable our customers to build a higher quality workforce, increase employee retention and productivity, and reduce the time and costs associated with enterprise staffing. Our solutions are highly configurable, enabling our customers to create variable workflows to address the unique staffing requirements associated with different employee types, locations, and regulatory environments. This flexibility allows us to deliver tailored solutions without the need for application source code customization. Our solutions support workforce analytics, such as staffing metrics reporting, staffing process benchmarking and employee skills inventory management. We deliver our applications to the vast majority of our customers on a hosted basis through a standard web-browser which significantly reduces the time and upfront costs associated with enterprise deployments.

     We market our Talent Management Enterprise solutions to large organizations through our direct sales force and indirectly to large and medium organizations through our strategic partnerships with large business process outsourcing providers. We market our Business Edition solution to small and medium organizations through our telesales and internet channel. We deliver our solutions to approximately 270 customers. Some of our largest customers by revenue in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors are HP, Honeywell, Mercer, P&G, Starbucks, SUEZ, UnitedHealth Group, Washington Mutual, and Yellow Corporation.

     We are a Delaware corporation and were incorporated in May 1999. In November 1999 we entered into an exchangeable share transaction with a Quebec corporation, 9090-5415 Quebec Inc. As a result of the transaction, the corporation became our subsidiary and its shareholders exchanged their shares for exchangeable shares as further described below in “Item 11-Description of Registrant’s Securities to be Registered.” Taleo (Canada) Inc. is a wholly owned subsidiary of 9090-5415 Quebec, Inc. and the majority of our research and development efforts are conducted through Taleo (Canada) Inc. In October 2003 we acquired White Amber, Inc. in order to expand our product offerings. The White Amber acquisition expands our offering to provide the technology and expertise to manage staffing for all types of workers, including contingent and contract workers. White Amber has become Taleo Contingent, which manages the temporary staffing requirements of large organizations. We are in the process of integrating the Contingent solution onto our technology platform to provide our customers with a single technology platform for their staffing needs. In March 2005, we acquired Recruitforce.com in order to expand our product offerings to the small and medium-size enterprise (SME) market. Recruitforce.com’s product offering has become Taleo Business Edition™, which provides a staffing solution which can be accessed and used via a self-service model by smaller organizations, standalone departments and divisions of larger organizations, and staffing companies.

Industry Background

     Talent management is a complex process with multiple, interconnected elements that together play a vital role in attracting, qualifying and enhancing the quality and satisfaction of an organization’s valuable human capital. Organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be maximized. This shift in thinking has mirrored the evolution of staffing management from a manual, paper-based practice to a technology-enabled, enterprise-wide process.

     Traditional Staffing Management

     Historically, companies used manual, paper-based processes and a variety of internally developed practices to manage distinct elements of enterprise staffing including recruiting, hiring, retention and internal mobility, as well as processes associated with temporary staffing. These inconsistent, inefficient, and time consuming processes resulted in significant expenses, a high degree of risk associated with regulatory non-compliance and variance in the quality of individual hires and deployment of personnel. The most qualified candidates are often lost due to the inefficiency of the manual approach as they generally find employment faster and may be more apt to look outside an organization that does not provide mobility than less qualified candidates and employees. In addition, qualified employees often found it simpler to seek employment outside the organization than to pursue internal opportunities. The manual practices related to talent management and, particularly, staffing, including paper resume exchange, spreadsheet-based candidate and employee databases, and manual workforce management practices, were particularly ineffective in both high growth and large, complex organizations. Furthermore, temporary and permanent talent management processes have traditionally been managed by different departments. These functions were typically handled by procurement and human resources, respectively. Although solutions to manage the temporary workforce existed, few were truly vendor neutral, and they did not provide advanced features such as project and vendor management, or the ability to negotiate simultaneously with multiple vendors. These solutions also lacked accurate tracking of overall temporary workforce needs. Over the past decade, organizations have begun to understand the need to invest in more sophisticated enterprise talent management solutions.

     The Emergence of Online Job Boards and Applicant Tracking Systems

     The proliferation of enterprise software applications and broad-based Internet adoption led to the emergence of first-generation staffing technologies and tools aimed at the basic automation of existing hiring processes within recruiting departments. During this time, electronic job boards emerged as an alternative to traditional print advertising as an important means by which companies disseminated employment opportunities and collected candidate resumes. Additionally, companies began to leverage corporate branding and websites with career sections to both advertise job openings and to allow for online job research and application submission by a broader audience of potentially interested candidates. The advent of electronic posting of both job opportunities and candidate resumes led to an unprecedented influx of applications and resumes to corporate recruiters and hiring managers. With this increase in the volume of applicants, manual screening of resumes and candidate relationship management became more cumbersome, time consuming and expensive.

     Organizations began to recognize that their inability to consistently and effectively process, sort, screen and match the substantial inflow of candidates with job opportunities increased their cost of hire and time to hire. Additionally, organizations experienced a negative impact on their corporate reputations from disenfranchised job applicants who often believed they did not receive fair evaluation or feedback. To address these issues, software vendors developed solutions known as applicant tracking systems, or ATSs, to collect, mine and search candidate resumes and track candidate status from a central database. Some ATSs provided basic tools for automating communication and feedback to candidates in an effort to foster better relations. ATSs primarily enabled recruiters to organize and search resume content for key words or phrases. In recent years, large enterprise software companies, such as enterprise resource planning, or ERP, vendors including Oracle, PeopleSoft, and SAP, added, among other things, ATSs to their offerings.

     These basic ATS offerings may enable companies to reduce the time and expense associated with hiring employees as organizations automate discrete, high volume transactions. However, neither electronic information exchange nor resume processing addresses the fundamental need to more effectively and consistently attract, select, hire and retain top talent and thus do not significantly improve the return on investment in human capital or the quality of the workforce. Following the implementation of first- and second-generation ATSs, many organizations found that the simple automation of traditional and often flawed recruiting processes might only increase the frequency and quicken the pace at which sub-optimal candidates are hired, which increases the ongoing costs associated with training, turnover, and workforce inefficiency.

     The Emergence of the Software Service Provider

     While organizations attempted to address the changing environment of enterprise staffing, they also struggled to realize the expected functional and economic benefits of traditional client-server based enterprise software applications. To support most enterprise applications, organizations were required to make sizable upfront and ongoing investments in IT infrastructure, including computer systems, networks, software licenses and maintenance fees. Additionally, customers generally require the services of internal staff and IT consultants to customize, maintain and upgrade traditional enterprise applications. In an attempt to address these challenges, some enterprise software application vendors have adapted their legacy products to be accessible over the Internet. However, as these products were not designed to be delivered over the Internet, they have generally suffered from performance and useability issues.

     With dramatic declines in the pricing of computing technology and network bandwidth, and more reliable Internet infrastructure, a new model for enterprise computing emerged: the software service provider, or SSP, model. SSPs allow substantial components of IT infrastructure to be provisioned and delivered dynamically as a service over the Internet. SSPs deliver a wide variety of software applications that have been developed specifically for Internet use. The SSP model allows businesses to reduce their total cost of ownership by eliminating the need to install and manage hardware and third-party software in-house.

     Market Opportunity

     Over the past few years organizations have automated most critical business functions. While this automation has generated large volumes of data and business information, the critical knowledge within organizations resides with employees. Accordingly, much of the value of the organization resides in its human capital. To increase their return on investment in human capital, organizations have begun to shift their focus from traditional cost-and time-per-hire metrics to more strategic considerations such as time-to-productivity, internal mobility and employee retention. Systematically pursuing these goals increases overall workforce productivity by enabling effective assignment and redeployment of talent. A comprehensive view of enterprise staffing management requires solutions that not only automate discrete recruiting transactions, but also improve the effectiveness and consistency of staffing processes, thereby increasing the quality of hire and employee retention and productivity.

     According to data from the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce, the amount spent on U.S. labor in 2004 was approximately $6.6 trillion, or 57% of total gross domestic product. With labor comprising such a significant percentage of corporate cost structures, many organizations have acquired technologies and outsourced staffing-related functions in an effort to reduce costs and improve efficiency of their human capital assets. In October 2004, an independent market research firm, International Data Corporation, or IDC, estimated that recruiting and staffing service spending would grow from $29.9 billion in 2003 to $47.1 billion by 2008, a compound annual growth rate of 9.5% during that period. The fastest growing component of this aggregate IDC forecast, the end-to-end hiring process automation solutions market, is expected to grow from $239 million in 2003, to approximately $727.9 million in 2008, which represents a compound annual growth rate of 24.9% during this period. This estimate does not include the market for temporary staffing process automation solutions, or the market for end-to-end hiring process automation solutions outside of the United States.

     Enterprise Talent Management Requirements

     In order to increase their return on investment in human capital, large organizations must optimize not only staffing, but also talent management, including employee mobility processes to create and sustain a competitive advantage based on one of the most important differentiators in today’s knowledge economy: human capital. Effective enterprise talent management processes must enable organizations to:

     Attract and Retain Top Talent. The process of attracting, hiring and retaining the best available staff is critical to every company’s long-term operational and financial success. Companies have acknowledged that the talent level and satisfaction of their workforce has direct implications on product quality, customer service and relationships, brand equity, financial performance and competitive positioning. Real-time screening and communication are necessary capabilities to quickly capture the best internal and external candidates. However, time-to-hire alone is an ineffective performance metric. Poor hires that stay with an organization are unproductive and have a recurring negative impact on the value of the organization. To maximize the long-term benefits of the staffing process, employers must hire employees that will make long lasting and substantial contributions. To retain top talent and place the right employees in the right positions, companies also require sophisticated processes and technology to enable employee career preference management and internal mobility.

     Implement Effective and Consistent Talent Management Processes. Effective hiring processes exhibit a balanced combination of agility, low variance and defensibility. Managing the staffing process for large and complex organizations requires both extensive domain expertise and advanced technology that is configurable to support diverse business needs, candidate expectations, cultural norms and regulatory environments. The candidate facing processes and internal staffing processes must be aligned, comfortable to the candidate, and capable of supporting the business drivers of the organization. Slow screening processes often result in a more costly, lower quality of hire as top candidates are most likely to quickly find new employment opportunities. In order to achieve consistently high quality outcomes, organizations’ hiring processes and technologies must deliver consistency and increased speed. In addition, they must enable defensible processes which can assist with regulatory compliance and protection against potential claims of discrimination.

     Enable Deep Assessment of Talent. Beyond technical skills and work experience, the assessment of both employees’ and candidates’ behaviors, personalities and “soft” competencies ensures shorter training requirements, optimal fit with organizational and work-group cultures as well as fitness for particular work functions. Organizations are seeking advanced assessment tools that yield significant cost savings, elevate quality of workforces for increased productivity, and increase rates of retention. Integrating assessment into overall talent management processes and technologies further enables workforce optimization.

     Match Skills and Job Requirements. To maximize their return on human capital, organizations must more effectively match skill sets against specific needs of unfilled job opportunities across an organization. Organizations with ineffective candidate screening processes will likely incur significant ongoing costs associated with extended learning curves for new hires, low productivity and higher turnover. Organizations that record and update candidate and employee data structured by skills, rather than by resume content, are able to match skills against the immediate and longer-term needs of the organization. Skills-based matching requires innovative technologies that substantially increase the quality of hire, reduce time- and cost-to-productivity, enhance job satisfaction and enable internal mobility and workforce optimization.

     Promote Workforce Agility. Building talent management processes that support workforce mobility enables organizations to become more agile in response to marketplace changes, with minimal disruption of current work. Empowering employees to manage their career preferences increases retention of top talent and helps ensure that organization managers have an ample pool of current employees with the skills to support new and changing organizational initiatives.

     Measure Talent Management Process Effectiveness. In order to drive continuous improvement in both enterprise talent management and return on human capital assets, organizations need to measure and analyze the effectiveness of end-to-end enterprise talent management processes. Organizations seek to quantify the contributions of their staff to the overall organization’s success, leading to greater focus on workforce management analytics. Workforce analytics tools enable organizations to identify the best sources for new hires, uncover deficiencies in staffing processes, and begin proactive workforce-planning efforts. Substantial investment in new technologies, tools and training are required to enable organizations to more effectively extract accurate information, evaluate absolute performance and trends, benchmark against competitor performance, and design and implement continuous staffing process improvements.

The Benefits of Our Approach

     Just as supply chain optimization maximizes the return on physical assets, our enterprise talent management solutions maximize the return on human capital assets by increasing the quality and speed of hires, enabling the assessment and skills inventory of employees, as well as promoting effective employee mobility. By driving enterprise-wide participation in the talent supply chain, we help our customers to establish systematic processes and enable these processes through the use of our configurable technology to increase the quality and satisfaction of their workforces.

     The key benefits of our solutions include:

     Comprehensive Suite of Solutions. Our enterprise solutions address the needs of large organizations with diverse workforces that include professional, hourly and temporary staff. The extensive configurability of our solutions allows our customers to design workflows to meet the different needs of centralized and decentralized organizations within diverse business units and geographic regions. Our customers use our solutions to manage their talent management needs as they change with the growth and evolution of their businesses.

     Systematic Approach to Talent Management Processes. Our solutions standardize talent management processes to help organizations place the right individuals in the right positions, at the right time. This systematic approach enables an organization to significantly reduce the time and cost associated with talent management processes as well as the inevitable variance in the quality of employees that results from non-standard processes. Our solutions also document each step in talent management processes, thereby reducing the risk associated with failure to comply with various regulatory requirements established by government agencies. Our systematic approach extends to workforce mobility within the organization to increase the retention of strong performers.

     Embedded Domain Expertise. We have developed an extensive knowledge base of staffing models that we call Talent Topologies. This knowledge base accelerates the definition and implementation of industry-specific staffing processes. Our Talent Topologies Knowledge Base reflects years of industry-specific experience which allows our customers to benefit from a diverse library of best practices, workflows and other solution content that we have developed in their industry through previous successes.

     Ease of Use and Integration. We have designed our solutions for ease-of-use by non-technical staffing professionals, managers, candidates and employees. The intuitive look, feel and operation of our applications allow users to rapidly realize the benefits of our solutions and reduces the amount of user training required to deploy our applications. The combination of the power and simplicity of our technology has driven high rates of user adoption within our customer deployments. We also provide integration solutions that enable our offerings to be quickly integrated with ERP systems as well as with the systems of additional staffing services providers.

     Enterprise-wide Talent Analytics. Our solutions include talent analytics tools that allow our customers to track the efficiency and effectiveness of their enterprise talent management processes. Our solutions allow customers to design different workflows for various human capital and staffing departments within their organizations and our analytics tools provide an enterprise-wide view of the talent management processes and results. By measuring the results of talent management processes on an enterprise-wide basis, our customers can refine best practices within their organizations, thereby improving the overall effectiveness of their talent management processes.

     Increased Workforce Productivity. Our solutions focus on reducing the time to hire, the time to productivity, and the agility of the workforce. We maintain extensive databases of candidate and employee skill sets, assessments, and job requirements for our customers that allow them to more accurately match individuals to positions. Our solutions match individuals with the requisite skill sets to the appropriate jobs, thereby reducing the average learning curve and time to productivity for new hires and employee transfers. Our solutions allow employees to more easily transfer to new positions within the organization that match their skill sets and preferences. Employee career preference management fosters increased retention of employees.

     The key benefits of our business model include:

     Ease of Deployment through Hosted Model. Our hosted delivery model allows our technology solutions to be deployed quickly as our customers avoid the time required to procure, install, test and implement the hardware and software needed to support our applications. Our consultants are available to assist customers in the deployment of our solutions and to help our customers define and implement their staffing processes. Our delivery model also allows our customers to benefit from the ongoing improvements of our solution without enduring the time consuming and costly process of a system-wide upgrade.

     Single Version of Application Source Code. We maintain a single version of each release of our software applications. By eliminating the significant expense associated with customization, we are able to focus our development investment on improvements to our existing applications, as well as new applications, that benefit all of our customers. Our delivery model enables us to upgrade all of our customers to a new version of our application suite more quickly and easily than traditional software models. The standardization of our application code base not only reduces the cost of our solution but also facilitates the rapid delivery of enhanced technology to our customers. Furthermore, through more in-depth quality control and testing within our controlled IT environment, our configurable solutions deliver higher levels of reliability than customized individual solutions.

     Configurability. We build extensive configurability into our solutions so that our customers can deploy our applications in a manner consistent with their business drivers. Such flexibility allows us to configure our functionality for a specific industry or type of hire, such as recent college graduates or experienced engineers, without the need for customized code. Our configurable solutions serve the needs of complex organizations that have different requirements in different locations and business segments, yet require enterprise-wide availability, reporting and employee mobility. Customers also have the ability to enable or disable specific functionalities, and thus structure their solutions to meet their specific business needs.

     Secure, Scalable Infrastructure. We have designed our infrastructure to scale with the needs of our current and future customers. We maintain the security infrastructure to offer access to our solutions via a point-to-point virtual private network or a single-sign-on within our customers’ domains. Our Java-based applications run on standard hardware and software and are load-balanced across multiple servers to provide consistent availability. Each tier of our architecture has been configured for independent operation and scalability to provide customers with performance and reliability.

     Lower Total Cost of Ownership. Our hosted delivery model reduces the total cost of ownership for our customers by shifting the expense of designing, procuring, installing, testing and maintaining the infrastructure needed to support our applications to us. By delivering our solution on a shared, yet secure, infrastructure, we enjoy economies of scale in our deployments that our customers could not achieve through a proprietary implementation.

     Recurring Revenue. Our software subscription model provides increased levels of recurring revenue and long-term predictability relative to perpetual license models. Our typical subscription agreements run approximately two to three years in duration and we have enjoyed high renewal rates since we began offering our solutions. The recurring nature of our subscription fees provides an ongoing base of revenue that allows us to better predict our financial performance in future periods.

Our Strategy

     Our strategy is to be the leading global provider of enterprise talent management solutions. Key elements of our strategy include:

     Extend Our Technology Leadership. We believe we have established advanced technological capabilities and competitive advantages through extensive development on a single platform. As of March 31, 2005, we employed 222 professionals in our product management and development organizations that support an integrated solution platform that is highly configurable to meet the diverse needs of our customers. We intend to leverage our experience and our development resources to enhance our technology to capitalize on the enterprise staffing management market opportunity.

     Expand Our Solution Offerings. We plan to expand our suite of solutions to deliver more value to our customers through our internal development initiatives, such as our Taleo Hourly solution enhancement introduced in February 2004. We may also pursue strategic acquisitions to broaden our suite of solutions, such as our acquisitions of White Amber in October 2003 to add a temporary staffing solution and of Recruitforce.com, Inc. in March 2005 to add a solution that addresses the needs of small and medium-size organizations. We intend to develop solutions that address additional aspects of enterprise workforce logistics, which involves the integration of comprehensive and dynamic sources of human capital demand and supply with decision support and business analytics.

     Build upon Our Domain Expertise. We have compiled extensive industry-specific workforce logistics knowledge in a structured platform that we call our Talent Topologies Knowledge Base. We will continue to work closely with our customers to further develop our content and technology offerings to meet the unique needs of specific vertical markets.

     Increase Penetration of Our Existing Customer Base. We have approximately 270 customers, many of which are large organizations that have not deployed all of our solutions throughout their entire organization. We intend to cross-sell our existing solutions and our future solutions to our existing customer base.

     Partner with Additional Leading Business Process Outsourcing Organizations. We intend to establish our solutions as the accepted standard for staffing management practices at leading business process outsourcing, or BPO, organizations. We intend to invest in our partnership strategy to gain access to enterprises that have chosen to broadly outsource human resource functions.

     Expand Our Multinational Presence, Functionality and Customer Base. We believe the increasing globalization of large organizations provides us with substantial opportunities to capitalize on our leadership in global deployments. We intend to expand our efforts to deploy our solutions to more companies that are based outside of North America. We also intend to enhance our multinational functionality and continue to invest in our international sales, marketing and customer support organizations.

     Expand Our Customer Base. We intend to significantly expand our customer base beyond large enterprises to include small and medium size enterprises through marketing campaigns offering our Taleo Business Edition product line.

Our Solutions

     Our integrated suite of solutions addresses multiple staff types including professional, hourly and temporary, with support for various languages as well as geographic and cultural requirements. Our solutions are specifically designed for and delivered primarily through a hosted model, using a standard web browser. Our solutions are accessed through intuitive applications designed specifically for corporate recruiters, managers, and system administrators. Our candidate-facing applications are available in 13 languages, including Chinese and Japanese. The descriptions below do not include our Taleo Business Edition suite, which was acquired in March 2005.

     The Taleo Enterprise Talent Management Suite

     The Taleo Enterprise Talent Management Suite includes 11 modular solutions that enable the management of staffing initiatives throughout large, complex organizations to reduce process variance, drive quality and consistency and create efficiencies to increase workforce productivity and enhance organizational value. Our modular solutions include the following:

     Taleo Professional TM helps organizations manage professional, non-hourly talent management functions, including attracting and evaluating candidates and employees, matching skills against job opportunities, candidate relationship management and internal employee mobility. Taleo Professional provides many-to-many matching of all candidates and employees against available job opportunities, and includes variable workflows for different types of workers, locations, workgroups and regulatory environments, as well as resume processing capabilities and proven third-party integration capabilities.

     Taleo HourlyTM provides screening and validated assessment content, skills matching and resume processing capabilities, in-depth reporting, configurable workflows and proven third-party integration capabilities. The Taleo Hourly solution can be configured to fit unique and dynamic business requirements for hourly workers across various industries. Our Hourly solution provides customers with a variety of candidate application methods, such as in-store staffing stations, digital pen and paper, voice and online applications.

     Taleo Workforce MobilityTM effectively aligns an organization’s existing workforce by matching the key elements of employee capabilities, training, and future career preferences with job requirements to address the changing needs of an organization. Career preference management provides organizations with the ability to understand not only employee skills but also their future career plans. Employees are able to update their profiles, receive notices of opportunities, and access corporate-wide opportunities through internal career sites.

     Taleo CampusTM automates the logistical and administrative burden of campus recruitment programs through school and program-based candidate categorization and workflow. The solution allows organizations to better attract and build relationships with the right students, reduce candidate obsolescence and better match students with jobs, to decrease time to productivity, as well as to increase retention.

     Taleo ContingentTM automates and simplifies temporary labor procurement and management. The solution efficiently matches qualified temporary workers to tasks, and measures their performance against organizational standards. Taleo Contingent integrates organizations’ existing staffing supplier bases and provides the flexibility to select any supplier, including only preferred suppliers, based on the organizations’ needs, preferences and negotiated contracts. The solution gives hiring managers easy access to data on vendor past performance, rankings and billing rates, as well as detailed information about individual temporary workers. Our solution provides a combination of application functionality and managed services that facilitates the ongoing management of temporary workforce programs on a vendor neutral basis. Sold as a module with Taleo Contingent is Taleo ProjectsTM, a solution that helps organizations manage large consulting projects.

     Taleo AgencyTM directly links organizations with staffing agencies, allowing pre-approved third-party recruiters to directly submit candidates to our skills-based platform, saving significant time and costs. Recruiters and hiring managers use a single system to source and prescreen the best candidates, compare agency candidates with those currently in the customer’s database, and ensure that there is no duplication between the candidates agencies submit and those that apply directly to the organization, regardless of application method.

     Taleo Regulatory & DiversityTM provides organizations with the ability to create consistent and scalable staffing processes that help to reduce exposure to lawsuits and regulatory actions, comply with the requirements of certain government contracts, reduce administrative costs and improve the quality of hire through support of diversity programs.

     Taleo IntegrationTM includes our toolkit, which integrates our solutions with leading ERP solution providers such as Oracle, PeopleSoft and SAP, enabling organizations to leverage their investment in such solutions as well as benefit from best-of-breed functionality. Our solution also integrates staffing and assessment services such as background checking, tax credit screening, assessment and more on one common platform. Additionally, the technology supports ease-of-use initiatives.

     Taleo AssessmentTM enables organizations to systematically assess candidates’ fit and employees’ with organizational cultures and the needs of specific positions, by using either their own, third-party, or our proprietary behavioral and personality tests. The solution includes an application for either third-party or customer-employed industrial organization psychologists to define and manage assessment content, scoring algorithms and hiring bands. The solution also includes the ability for a candidate to easily complete assessments online or via in-store staffing stations or other alternative means. The assessment results are then included in the overall candidate profile.

     Taleo Talent Metrics ReporterTM provides comprehensive data analysis capabilities that enable our customers to make continuous process improvements. The Talent Metrics Reporter transforms talent data into the critical information necessary to manage critical processes, allocate staffing and sourcing funds, identify procedural bottlenecks and measure return on investment. The Talent Metrics Reporter offers standard proprietary reports as well as ad-hoc and custom reports that can be generated in real time. The standard reports focus on commonly used metrics that allow customers to observe and analyze staffing processes and results across the organization.

     Our Taleo Agency, Taleo Regulatory & Diversity, Taleo Assessment, Taleo Integration, Taleo Projects and Taleo Talent Metrics Reporter solutions are sold as complements to one or more of the following solutions: Taleo Professional, Taleo Contingent, Taleo Hourly, Taleo Workforce Mobility and Taleo Campus.

Technology

     Historically, we have maintained our solutions on a common technology infrastructure. Integration efforts for our Taleo Contingent solution, obtained through our acquisition of White Amber in October 2003 are nearly complete, and the technology we obtained in our acquisition of Recruitforce.com in March 2005 is in the process of being integrated into our hosting and support infrastructure while remaining on its current code base.

     Our solutions reside on a common proprietary platform, configurable for complex operations, that provides organizations with a comprehensive view of their workforces. Together, the Structured Enterprise Talent Platform and the Configurable Staffing Process Platform represent the foundation for our solutions.

     The Structured Enterprise Talent Platform maintains the data elements required by our solutions. The data structure within the Structured Enterprise Talent Platform includes information on competency, experience, and level of interest in a skill or set of skills that can be matched to job requirements. This platform also allows candidates and current employees to submit their skills profiles to a company to be matched to jobs as they become available. The platform also enables an organization to inventory and search the skills of its candidates and current employees to decide between internal and external hires for new business initiatives and measure gaps in skills existing in its current workforce.

     The Configurable Staffing Process Platform provides the foundation for deploying our solutions throughout an organization while adapting it locally according to the organization, location, local staffing model, types of hires and internal mobility requirements. Our platform allows our customers to configure our solution to meet their specific needs according to their internal staffing workflows.

     We deliver our solutions to nearly all of our customers on a hosted basis. Our solutions may also be deployed behind our customers’ firewalls in a Linux or Unix environment. Our technology infrastructure is designed to achieve high levels of security, scalability, performance and availability. We believe that our architecture allows us to deliver our solutions to customers more cost effectively and faster than traditional enterprise software providers. We maintain a single version of each release of our software applications within our controlled IT infrastructure. Customers are typically required to migrate to the current version within six to twelve months of its general release. All of our solutions are accessed through a web browser and are non-intrusive. Our solutions provide a rich, intuitive interface that our customers use to access their data with secure user names, passwords and role-based access rights. Our Java-based applications run on standard hardware and software and are load balanced across multiple servers to provide consistent availability and performance. We license technology from third-party software vendors, including Business Objects, Oracle and webMethods.

     Our solutions operate on standard Unix and Linux operating systems and common open-source software components for enhanced reliability and a scalable and secure computing environment that can accommodate significant increases in activity. Our secure infrastructure includes Secure Socket Layer offload and anti-virus appliances that help us to detect and prevent unauthorized access. Our multi-tier application architecture has been configured for independent operation and scalability to provide customers with proven performance and reliability.

     We maintain our technology infrastructure in two third-party hosting facilities in the United States, operated by Internap in New York City and IBM, at an Equinix facility, in San Jose, California. Internap also provides us with our internet connectivity at both facilities. Under the terms of these collocation agreements, our third-party hosting providers agree to provide space, electrical power and internet connectivity for our hosting infrastructure, including web servers, database servers and application servers. These agreements are renewable annually unless either party terminates the contract or does not consent to renewal upon prior notice (90 days for Internap and 30 days for IBM) and may be terminated by the hosting provider in the case of material breach by us of the terms of the agreement or, in the case of our agreement with Internap, insolvency, failure to operate in the ordinary course, a breach of confidentiality provisions, a change in pricing terms not agreed to by the parties, or force majeure.

     Our customers benefit from the use of a shared computing infrastructure and leverage the flexibility and security of independent application and database configurations. At the systems level, customers share the use of specialized servers and their software components, including web, application and database servers and database, search and reporting engines. Our systems architecture and technology allow us to spread the computing load required by our customers across servers for optimal performance. Our customers use our solutions independently from each other at both the application and database layers. At the database layer, each customer’s data is stored in distinct database schemas and data files, providing increased manageability and security.

Professional Services

     Our professional services organization leverages our consultants’ domain expertise and our proprietary methodologies to provide implementation services, solution optimization and training. We also provide talent management financial metrics, research and consulting services through our iLogos Research organization. Many of our consultants have held talent management positions at Global 2000 corporations, or senior level consulting positions at major consulting agencies or other enterprise software companies.

     Taleo Methodologies

     We have developed methodologies that enable us to accelerate the deployment of our solutions across a variety of industries and enterprise staffing environments:

     ACE Methodology. Working with Fortune 500 companies, we developed a supply chain approach to talent and identified methods to optimize critical business processes, while maintaining the integrity of our customers’ business drivers. We call this approach our ACE Methodology. Our ACE Methodology addresses specific staffing processes for requisition management, position management, candidate management, collaborative workflow and hire review and analysis. Our consultants work with our customers, as a component of our consulting engagements, to implement the ACE Methodology through a complete review of current business practices, mapping our solution to the organization’s structure and processes, and ultimately configuring a skills-based platform for complete staffing management, from entry to redeployment.

     Talent Topologies. Our Talent Topologies templates enable us to understand an organization’s overall talent management environment, including internal and external business drivers, talent management models, hire types and talent management processes and to recommend best practices to optimize resulting talent management processes. Our Talent Topologies Knowledge Base is a searchable database of descriptions of the complex talent management challenges faced within different industries and geographies. Our Talent Knowledge Base also provides specific details of the solutions our consultants implemented to address these challenges. This knowledge base reflects years of talent management experience across a wide variety of industries. Our consultants utilize the collective data from our Talent Topologies Knowledge Base, as a component of our consulting engagements, to help our new customers solve their complex staffing challenges, and to help our existing customers hone their talent management practices and processes.

     Implementation Services

     Our implementation services begin with a complete evaluation of a customer’s current talent management practices, and include process engineering to leverage the configuration of the solutions and integration with existing applications to fit each organization’s dynamic business requirements. We support a consulting certification program and have a project management office that equips our consultants with a library of toolkits, forms, training documentation and workshop templates. The project management office also oversees the management of customer deployments to help enable smooth, systematic and on-time implementations.

     Solution Optimization

     We provide ongoing solution optimization services to help our customers achieve desired results in quality improvement, increased productivity, cost savings and operational effectiveness after the initial deployment of our solution. As a service component of our software subscription agreements, we work with our customers to measure improvement in their staffing processes and if necessary, modify customer usage or configuration of our solutions to increase their effectiveness. In collaboration with customer project leaders, we establish an ongoing process for continual evolution and solution optimization. Using this process, our customers can promote best practice usage and end user adoption long after our solutions have been deployed.

Training

     We offer a full range of educational services including pre-deployment classroom training, train-the-trainer programs, system administrator training, post-deployment specialty training, upgrade training and eLearning/web-based training. We also utilize a variety of training tools to drive user adoption, including solution user manuals, process-specific user guides, feature-specific training exercises, a self-service website for training scheduling and registration, post-training assessments and synchronous, web-based training tools for remote users.

     iLogos Research

     Our iLogos consulting and metrics development organization, focuses on the financial aspects of talent management and consults with large organizations to help them optimize financial return from global talent management processes and technologies. iLogos serves large organizations throughout the world with business analytics that tie talent management technology and process improvements to reduced costs and improved financial results.

Customer Support

     Our global customer care organization provides both proactive and customer-initiated support. We deliver our multilingual technical assistance via telephone, e-mail and our web-based customer care portal, 24 hours a day, seven days a week. Our customer care organization tracks all customer support requests and reports the status of these requests to the user through our customer care portal, enabling users to know the status of their support requests, the person responsible for resolving them, and the targeted timing and process for resolution. Our senior executives review customer satisfaction reports and take action when necessary to ensure that we maintain a high level of customer satisfaction.

     We assign a service account manager, or SAM, to each of our customers. Our SAMs represent our customer’s primary contact for ongoing support, project coordination, solution optimization and release management. Our consultants and SAMs work together to ensure a smooth transition during the implementation phase of each deployment. Our SAMs learn the business operations and staffing processes of each customer and monitor the progress of our deployments to proactively drive user adoption and acceptance, minimizing the effects of change and helping our customers derive maximum benefit from our solutions.

Customers

     We currently have approximately 270 corporate customers with more than 400,000 registered users located in over 85 countries. For our Enterprise Talent Management Suite, we target large organizations with more than 5,000 employees. For the Talco Business Edition, we target organizations with fewer than 5,000 employees. Our customers include organizations in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors. None of our customers has accounted for more than ten percent of our revenue in any of the last three years. Some of our largest customers by revenue in a variety of different industries are:

Technology
Agere Systems
Dell
HP

Manufacturing
BMW Manufacturing Corp.
Dow Chemical
Honeywell

Business Services
ARAMARK
First Data
Mercer

Consumer Goods
Colgate-Palmolive
Gillette
P&G

Retail
Blockbuster
Limited Brands
Starbucks

Energy
Direct Energy
PacifiCorp
SUEZ

Healthcare
Intermountain Health Care
Sutter Health
UnitedHealth Group

Financial Services
Mutual of Omaha
Thomson
Washington Mutual

Transportation
American Airlines
United Airlines
Yellow Corporation

     In 2004, 2003, 2002, and 2001, respectively, 9%, 12%, 14%, and 20% of our revenue was from Canada and 5.7%, 3%, 2% and 0% came from other locations outside of the United States. We base our determination of revenue attributable to a country on the location of the contracting party.

Customer User Groups

     We have established customer user groups to provide a forum for sharing staffing strategies and best practices, reviewing new features of our solution and identifying new customer requirements. We currently have eight self-governed, self-financed Regional Users Groups throughout the United States, Europe, Asia-Pacific and Canada. The elected leader of each Regional User Group becomes a member of the Taleo Product Council and in that capacity works directly with our Product Management Group to guide the development of our solutions. The Regional Users Groups support several Special Interest Groups focused on best practices and technology in specific areas such as campus recruiting/university relations, hourly staffing, reporting and skills-based staffing, among others. These groups benefit our customers by enabling them to share their knowledge and benefit us by providing powerful input into our product development process as well as a valuable opportunity to deepen our relationships. We host an annual user conference, Taleo WORLD. We also maintain an advisory board with members from the following organizations: the Wharton School of Business; Fidelity Employer Services Company; Limited Brands; Hewlett-Packard; UnitedHealth Group; Fidelity Investments; Johnson & Johnson; and Dow Chemical.

Sales and Marketing

     We sell our software and services primarily through our global direct sales force and in conjunction with our partners. In North America, we have sales and services offices across the United States, including Boston, Chicago, Dallas, the greater New York area and San Francisco, and in Canada, including Montreal and Toronto. Outside of North America we have sales and services offices in Amsterdam, London, Paris, Melbourne and Sydney.

     Sales

     Our direct sales force consists of a team of account executives, solutions consultants and business developers that sell our solutions across multiple industries and geographies. Our sales professionals possess comprehensive technology and talent management expertise and domain knowledge that allows them to educate potential clients on the benefits of our solutions. We also maintain a separate team of account executives that focuses on selling new solutions and services to existing customers. Our solutions consultants work in tandem with our account executives to provide technical and product expertise in support of the sales process. Our business developers assist our direct sales force in penetrating new accounts. In addition, we have developed indirect sales relationships with BPO providers and anticipate that a growing number of sales will be made through these and similar relationships in the future. Our BPO partners use our solutions to manage enterprise talent management for their customers as part of their broader human resource offerings. Our Tako Business Edition offerings are currently sold primarily through self registration on our website

     Marketing

     Our marketing initiatives include market research, product and strategy updates with industry analysts, public relations activities, web marketing, direct mail and relationship marketing programs, seminars, industry specific trade shows, speaking engagements as well as cooperative marketing with customers and partners. Our marketing team generates qualified leads and provides programs for prospects and customers that build awareness of our existing solutions as well as new products and services. Our marketing department also produces materials that include brochures, data sheets, white papers, presentations, demonstrations and other marketing tools. We also generate awareness through electronic and print advertising in select trade magazines, websites, search engines, seminars and direct customer and partner events.

Research and Development

     Our research and development organization consists of product management and development employees. We employed 222 professionals in these areas as of March 31, 2005. Our research and development organization is primarily located in our Quebec City facility, which enables us to benefit from lower staffing costs and higher retention rates. Our development methodology allows us to implement adjustable development cycles that result in more timely and efficient delivery of new solutions and enhancements to existing solutions. We focus our research and development efforts on improving and enhancing our existing solution offerings as well as developing new solutions. The responsibilities of our research and development organization include product management, product development, and software maintenance and solution release management. We allocate a portion of our research and development expenses to the development of our technology infrastructure, including our Structured Enterprise Talent Platform and Configurable Staffing Process Platform. Our research and development expenditures, net of tax credits we received in Quebec, totaled $4.6 million, $6.5 million and $11.0 million in 2001, 2002 and 2003.

Competition

     The market for enterprise talent management solutions is highly competitive and rapidly evolving. We believe that the principal competitive factors in this market include:

•	product performance and functionality;

•	ease of implementation and use;

•	ability to integrate;

•	scalability;

•	company reputation; and

•	price.

     We believe that we compete favorably with respect to these factors. We compete with both smaller companies that provide point solutions such as BrassRing, Deploy Solutions, Hire.com, Hodes iQ, Kenexa, PeopleClick, Recruitmax, Resumix, Unicru, VirtualEdge, Webhire and Workstream and with large ERP providers, such as Oracle and SAP. We also compete with temporary staffing solution providers, such as Beeline, Chimes, Elance, Fieldglass, IQNavigator and ProcureStaff.

     Our current and potential competitors include large, established companies with a larger installed base of users, longer operating histories, and greater name recognition and resources. In addition, we compete with smaller companies who may be better able to adapt to changing conditions in the market. We cannot assure you that our competitors will not develop products or services which will be superior to ours or that will achieve greater market acceptance.

Intellectual Property

     Our success is dependent in part on our ability to protect our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology, services methodology and brand. We have registered trademarks for certain of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

     Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents or patents pending, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superior proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. Furthermore, confidentiality agreements between us and our employees or any license agreements with our clients may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of it. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Accordingly, the steps we have taken to protect our intellectual property rights may not be adequate and we may not be able to protect our proprietary software in the United States or abroad against unauthorized third party copying or use, which could significantly harm our business.

     In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all.

Employees

     As of March 31, 2005, we had 525 employees, as compared to 541 as of December 31, 2004 and 479 as of December 31, 2003. None of our employees is represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relationship with our employees to be good.

Forward-Looking Statements and Certain Factors That May Affect Our Business

     We have made statements in this registration statement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “forecasts,” “projects,” “predicts,” “intends,” “potential,” “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.”

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Risk Factors

     Risks Related to Our Business and Industry

     We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

     We have incurred annual losses since our inception. As of December 31, 2004, we had incurred cumulative losses of $37.2 million. We expect to incur operating losses at least in the short term as a result of expenses associated with the continued development and expansion of our business. Our expenses include those related to sales and marketing, general and administrative, research and development and others relating to the development, marketing and sale of products and services that may not generate revenue until later periods, if at all. As we implement initiatives to grow our business, which include among other things, plans for international expansion and new product development; any failure to increase revenue or manage our cost structure could prevent us from completing these initiatives and achieving or sustaining profitability. As a result, our business could be harmed and our stock price could decline. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis.

     We participate in a new and evolving market, which makes it difficult to evaluate our current business and future prospects.

     You must consider our business and prospects in light of the risks and difficulties we encounter in the new, uncertain and rapidly evolving enterprise talent management market. Because this market is new and evolving, it is difficult to predict with any assurance the future growth rate and size of this market which, in comparison with the overall market for enterprise software applications, is relatively small. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors which are beyond our control, reduce our ability to accurately evaluate our future prospects and forecast quarterly or annual performance.

     If our existing customers do not renew their software subscriptions and buy additional solutions from us, our business will suffer.

     We expect to continue to derive a significant portion of our revenue from renewal of software subscriptions and, to a lesser extent, service and maintenance fees from our existing customers. As a result, maintaining the renewal rate of our existing software subscriptions is critical to our future success. Factors that may affect the renewal rate for our solutions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing products and services;

•	the effectiveness of our maintenance and support services; and

•	our ability to develop complementary products and services.

     Most of our existing customers entered into software subscription agreements that expire between two and three years from the initial contract date. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of the initial term of their agreements. In addition, our customers may negotiate less advantageous terms upon renewal which may reduce revenue from these customers, or may request that we license our software to them on a perpetual basis, which may, after we have ratably recognized the revenue for the perpetual license over the relevant term in accordance with our revenue recognition policies reduce recurring revenue from these customers. Under certain circumstances, our customers may cancel their subscriptions for our solutions prior to the expiration of the term. Our future success also depends in part on our ability to sell new products and services to our existing customers. If our customers terminate their agreements, fail to renew their agreements, renew their agreements upon less favorable terms, or fail to buy new products and services from us, our revenue may decline or our future revenue may be constrained.

     If our efforts to attract new customers are not successful, our revenue growth will be adversely affected.

     In order to grow our business, we must continually add new customers. Our ability to attract new customers will depend in large part on the success of our sales and marketing efforts. However, our prospective customers may not be familiar with our solutions, or may have traditionally used other products and services for their enterprise talent management requirements. Our prospective customers may develop their own solutions to address their enterprise talent management requirements, purchase competitive product offerings, or engage third-party providers of outsourced talent management services that do not use our solution to provide their services. Additionally, some new customers may request that we license our software to them on a perpetual basis or that we allow them the contractual right to convert from a term license to a perpetual license during the contract term, which may reduce recurring revenue from these customers. To date, we have completed a limited number of agreements with such terms. If our prospective customers do not perceive our products and services to be of sufficiently high value and quality, we may not be able to attract new customers.

     Our financial performance may be difficult to forecast as a result of our focus on large customers and the long sales cycle associated with our solutions.

     The majority of our revenue is currently derived from large organizations with complex talent management requirements. Accordingly, in a particular quarter the majority of our new customer sales represent large sales made to a relatively small number of customers. Our failure to close a sale in a particular quarter will impede expected revenue growth until the sale closes, if at all. In addition, our sales cycles are generally between six months and one year, and in some cases can be longer. As result, substantial time and cost may be spent attempting to secure a sale that may not be successful. The period between an initial sales contact and a contract signing is relatively long due to several factors, including:

•	the complex nature of our solutions;

•	the need to educate potential customers about the uses and benefits of our solutions;

•	the relatively long duration of our contracts;

•	the discretionary nature of our customers’ purchase and budget cycles;

•	the competitive evaluation of our solutions;

•	fluctuations in the staffing management requirements of our prospective customers;

•	announcements or planned introductions of new products by us or our competitors; and

•	the lengthy purchasing approval processes of our prospective customers.

     If our sales cycle unexpectedly lengthens, our ability to accurately forecast the timing of sales in a given period will be adversely affected and we may not meet our forecasts for that period.

     If we fail to develop or acquire new products or enhance our existing products to meet the needs of our existing and future customers, our sales will decline.

     To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, we must enhance and improve existing products and we must also continue to introduce new products and services. Any new products we develop or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new products or enhance our existing products or if we fail to price our products to meet market demand, our business and operating results will be adversely affected. To date, we have focused our business on providing solutions for the enterprise talent management market, but we may seek to expand into other markets in the future. Our efforts to expand our solutions beyond the enterprise talent management market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our existing business.

     We expect to incur significant expense to develop software products and to integrate acquired software products into existing platforms to maintain our competitive position. These efforts may not result in commercially viable solutions. If we do not receive significant revenue from these investments, our business would be adversely affected. Additionally, we intend to maintain a single version of each release of our software applications that is configurable to meet the needs of our customers. Customers may require customized solutions, or features and functions that we do not yet offer and do not intend to offer in future releases, which may cause them to choose a competing solution.

     Fluctuation in the demand for temporary workers will impact the revenue associated with our Taleo Contingent solution, which may harm our business and operating results.

     We generate revenue from our Taleo Contingent solution based on a fixed percentage of the dollar amount invoiced for temporary labor procured and managed through this solution. We anticipate that our Taleo Contingent solution will account for a significant portion of our revenue in future periods. If our customers’ demand for temporary workers declines or if the general wage rates for temporary workers declines, their associated spending for temporary workers will decline, and as a result, revenue associated with our Taleo Contingent solution will decrease and our business may suffer.

     Because we recognize revenue from software subscriptions over the term of the agreement, a significant downturn in our business may not be immediately reflected in our operating results, which makes it more difficult to evaluate our prospects.

     We recognize revenue from software subscription agreements monthly over the terms of these agreements, which are typically between two and three years. As a result, a significant portion of the revenue we report in each quarter is generated from software subscription agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not impact our financial performance in that quarter, but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue would decline significantly in that quarter and subsequent quarters. In addition, we may be unable to adjust our costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations and this would make our results less indicative of our future prospects.

     If we do not compete effectively with companies offering enterprise talent management solutions, our revenue may not grow and could decline.

     We have experienced, and expect to continue to experience, intense competition from a number of companies. We compete with vendors of enterprise resource planning software, such as Oracle and SAP. We also compete with niche point solution vendors such as BrassRing, Deploy Solutions, Hire.com, Hodes iQ, Kenexa, Peopleclick, Recruitmax, Resumix, Unicru, VirtualEdge, Webhire and Workstream that offer products that compete with one or more modules in our suite of solutions. In the area of talent management solutions for temporary employees, we compete primarily with companies such as Beeline, Chimes, Elance, Fieldglass, IQNavigator, and ProcureStaff. Our competitors may announce new products, services or enhancements that better meet the price or performance needs of customers or changing industry standards. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.

     Many of our competitors and potential competitors, especially, vendors of enterprise resource planning software, have significantly greater financial, technical, development, marketing, sales, service and other resources than we have. Many of these companies also have a larger installed base of users, longer operating histories and greater name recognition than we have. Our enterprise resource planning software competitors provide products that may incorporate capabilities in addition to staffing management, such as automated payroll and benefits. Products with such additional functionalities may be appealing to some customers because they would reduce the number of different types of software or applications used to run their business. Our niche competitors’ products may be more effective than our products at performing particular talent management functions or may be more customized for particular customer needs in a given market. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.

     In some cases our products may need to be integrated with software provided by our existing or potential competitors. These competitors could alter their products in ways that inhibit integration with our products, or they could deny or delay access by us to advance software releases, which would restrict our ability to adapt our products to facilitate integration with these new releases and could result in lost sales opportunities. In addition, many organizations have developed or may develop internal solutions to address enterprise talent management requirements that may be competitive with our solutions.

     We may lose sales opportunities if we do not successfully develop and maintain strategic relationships to sell and deliver our solutions.

     We intend to partner with BPOs that resell our staffing solution as a component of their outsourced human resource services. We currently have relationships with several of these companies. If customers or potential customers begin to outsource their talent management functions to BPOs that do not resell our solutions, or to BPOs that choose to develop their own solutions, our business will be harmed. In addition, we have relationships with third party consulting firms, system integrators and software and service vendors who provide us with customer referrals, cooperate with us in marketing our products and provide our customers with system implementation or maintenance services. If we fail to establish new strategic relationships or expand our existing relationships, or should any of these partners fail to work effectively with us or go out of business, our ability to sell our products into new markets and to increase our penetration into existing markets may be impaired.

     We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our secured credit facility.

     The agreements governing our existing debt contain various covenants that limit our ability to, among other things:

•	use up to $8.125 million of our cash for a period of time;

•	incur additional debt, including guarantees by us or our subsidiaries;

•	make investments, pay dividends on our capital stock, redeem or repurchase our capital stock, subject to certain exceptions;

•	create specified liens;

•	make capital expenditures;

•	sell assets;

•	make acquisitions;

•	create or permit restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

     Our ability to comply with covenants contained in our secured credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our secured credit facility requires us to comply with limits on capital expenditures, a minimum current ratio, minimum adjusted EBITDA, minimum liquidity, minimum hosted application revenue and a maximum loan to value ratio. Additionally, the secured credit facility contains numerous affirmative covenants, including covenants regarding payment of taxes and other obligations, timely completion of financial audits, maintenance of insurance, reporting requirements and compliance with applicable laws and regulations.

     Our failure to comply with these covenants could result in a default. If a default occurs under our secured credit facility, the lender could cause all of the outstanding obligations under the secured credit facility to become due and payable. Upon a default the lender under the secured credit facility could proceed against the collateral. Even if we are able to comply with all of the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

     Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

     If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future business process outsourcing, or BPO, partners, systems integrators, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our products and limiting the number of consultants available to implement our solutions. Disruptions in our business caused by these events could reduce our revenue.

     If we are required to reduce our prices to compete successfully, our margins and operating results could be adversely affected.

     The intensely competitive market in which we do business may require us to reduce our prices. If our competitors offer discounts on certain products or services we may be required to lower prices or offer our solutions at less favorable terms to us to compete successfully. Several of our larger competitors have significantly greater resources than we have and are more able to absorb short-term losses. Any such changes would likely reduce our margins and could adversely affect our operating results. Some of our competitors may provide fixed price implementations or bundle product offerings that compete with ours for promotional purposes or as a long-term pricing strategy. These practices could, over time, limit the prices that we can charge for our products. If we cannot offset price reductions with a corresponding increase in the number of sales, our margins and operating results would be adversely affected.

     If our security measures are breached and unauthorized access is obtained to customer data, customers may curtail or stop their use of our solutions, which would harm our business, operating results and financial condition.

     Our solutions involve the storage and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, criminal acts by an employee, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and customers.

     Defects or errors in our products could affect our reputation, result in significant costs to us and impair our ability to sell our products, which would harm our business.

     Our products may contain defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. The costs incurred in correcting any product defects or errors may be substantial and could adversely affect our operating results. While we test our products for defects or errors prior to product release, defects or errors are also identified from time to time by our internal team and by our customers. Such defects or errors are likely to occur in the future.

     Any defects that cause interruptions to the availability of our solutions could result in:

•	lost or delayed market acceptance and sales of our products;

•	loss of customers;

•	product liability suits against us;

•	diversion of development resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

     While our software subscription agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our software, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

     Widespread market acceptance of the hosted delivery model is uncertain and if it does not continue to develop, or develops more slowly than we expect, our business may be harmed.

     The market for hosted enterprise software is new and, to a large extent, unproven, and it is uncertain whether hosted enterprise software will achieve and sustain high levels of demand and market acceptance. The overwhelming majority of our customers access and use our software as a web-based solution that is hosted by us. If the preferences of our customers change and our customers elect to host our software themselves, either upon the initiation of a new agreement or upon the renewal of an existing agreement, we would experience a decrease in revenue from hosting fees, and potentially higher costs and greater complexity in providing maintenance and support for our software. Additionally, a very limited number of our customers has the contractual right to elect to host our software themselves prior to the expiration of their subscription agreements with us. If the number of customers purchasing hosting services from us decreases, we might not be able to decrease our expenses related to hosting infrastructure in the short term if the demand for such hosting services decreases. Potential customers may be reluctant or unwilling to allow a vendor to host enterprise software or internal data on their behalf for a number of reasons, including security and data privacy concerns. If such organizations do not recognize the benefits of the hosted delivery model, then the market for our solutions may not develop at all, or may develop more slowly than we expect.

     If we fail to adequately manage our hosting infrastructure capacity, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solution.

     We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. Failure to adequately address the increasing demands on our hosting infrastructure may result in service outages or disruptions. For example, in the first quarter of 2005 we experienced a significant single downtime event in our hosting facility in San Jose, California.

     We seek to maintain sufficient excess capacity in our hosting infrastructure to meet the needs of all of our customers. We also maintain excess capacity to facilitate the rapid provisioning of new customer deployments and expansion of existing customer deployments. The provisioning of new hosting infrastructure to keep pace with expanding storage and processing requirements could be a significant cost to the company that the company is not able to adequately predict and for which the company is not able to budget significantly in advance. Such outlays could raise the company’s cost of goods sold and negatively impact the financial results of the company. At the same time, the provisioning of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our hosting infrastructure capacity fails to keep pace with sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.

     Any significant disruption in our computing and communications infrastructure could harm our reputation, result in a loss of customers and adversely affect our business.

     Our computing and communications infrastructure is a critical part of our business operations. The vast majority of our customers access our solutions through a standard web browser. Our customers depend on us for fast and reliable access to our applications. Much of our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our applications. We may experience serious disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	physical or electronic security breaches;

•	telecommunications outages from third-party providers;

•	computer viruses;

•	acts of terrorism or sabotage;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

     Although we backup data stored on our systems at least daily, our infrastructure does not currently include real-time, or near real-time, mirroring of data storage and production capacity in more than one geographically distinct location. Thus, in the event of a physical disaster, or certain other failures of our computing infrastructure, customer data from recent transactions may be permanently lost.

     We have computing and communications hardware operations located at third-party facilities with Internap in New York City and with IBM, at an Equinix facility, in California. We do not control the operation of these facilities and must rely on these vendors to provide the physical security, facilities management, and communications infrastructure services to ensure the reliable and consistent delivery of our solutions to our customers. Although we believe we would be able to enter into a similar relationship with another third party should one of these relationships fail or terminate for any reason, we believe our reliance on any third-party vendor exposes us to risks outside our control. If these third-party vendors encounter financial difficulty such as bankruptcy or other events beyond our control that cause them to fail to adequately secure and maintain their hosting facilities or provide the required data communications capacity, our customers may experience interruptions in our service or the loss or theft of important customer data.

     We have experienced system failures in the past. If our customers experience service interruptions or the loss or theft of customer data, we may be subject to financial penalties, financial liability or customer losses. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

     We must retain key employees and recruit qualified technical and sales personnel or our future success and business could be harmed.

     We believe that our success will depend on the continued employment of our senior management and other key employees, such as our chief executive officer and our chief financial officer. For example, Taleo recently hired several senior management positions including our chief executive officer and chief financial officer in the first quarter of 2005, and our continued success will depend on their effective integration into and management of the company. We do not maintain key man life insurance on any of our executive officers. Additionally, our continued success depends, in part, on our ability to retain qualified technical, sales and other personnel. In particular, we have recently hired a significant number of sales personnel who may take some period of time to become fully productive. We generally find it difficult to find qualified personnel with relevant experience in both technology sales and human capital management. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to retain qualified engineers with the requisite education, background and industry experience. In particular, because our research and development facilities are primarily located in Quebec we are substantially dependent on that labor market to attract qualified engineers. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. If we lose the services of one or more of our senior management or key employees, or if one or more of them decides to join a competitor or otherwise to compete with us, our business could be harmed.

     We currently derive a material portion of our revenue from international operations, and may expand our international operations but do not have substantial experience in international markets, and may not achieve the expected results.

     During the year ended December 31, 2004, revenue generated outside the United States was 14.7% of total revenue, with Canada accounting for 9% of total revenue. We currently have international offices in Australia, Canada, France, the Netherlands and the United Kingdom. We may expand our international operations, which will involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing regulations in Quebec with regard to maintaining operations, products and public information in both French and English;

•	differing labor regulations, especially in France and Quebec, where labor laws are generally more advantageous to employees as compared to the United States;

•	more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada;

•	greater difficulty in supporting and localizing our products;

•	changes in a specific country’s or region’s political or economic conditions;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection; and

•	restrictions on repatriation of earnings.

     We have limited experience in marketing, selling and supporting our products and services abroad. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

     Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses, which could harm our operating results and financial condition.

     We currently have foreign sales denominated in the Canadian dollar, Australian dollar, euro, New Zealand dollar and Swiss franc, and may in the future have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a substantial portion of our operating expenses in Canadian dollars and, to a much lesser extent, other foreign currencies. We also have a loan facility denominated in Canadian dollars. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business, financial condition and operating results. For example, in 2004, the Canadian dollar increased in value by approximately 8% over the U.S. dollar on an average annual basis. This change resulted in a net decrease to our earnings of $1.3 million. This decrease was comprised of increased revenues of $0.4 million, offset by $0.3 million of additional cost of sales and incremental operating expenses of $1.4 million. The increase in value of the Canadian dollar for the twelve-month period ended December 31, 2004 as compared to the same period in 2003 was nearly 8%. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

     If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

     Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We have no issued or pending patents and do not rely on patent protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries in which we operate. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

     We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

     Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

     We expect that software product developers, such as ourselves, will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. For example, the holder of US patent number 6,701,313 has verbally asserted that he believes that our software products infringe upon his patent. We have reviewed this matter and we believe that our software products do not infringe any valid and enforeceable claim of the 6,701,313 patent. No legal claim has been filed against us regarding this matter. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our products;

•	require us to indemnify our customers or third-party service providers; or

•	require us to expend additional development resources to redesign our products.

     We may also be required to indemnify our customers and third-party service providers for third-party products that are incorporated into our products and that infringe the intellectual property rights of others. Although many of these third parties are obligated to indemnify us if their products infringe the rights of others, this indemnification may not be adequate.

     In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products.

     We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

     We include in the distribution of our solutions certain technology obtained under licenses from other companies, such as Oracle for database software, Business Objects for reporting software and webMethods for integration software. We anticipate that we will continue to license technology and development tools from third parties in the future. Although we believe that there are commercially reasonable software alternatives to the third-party software we currently license, this may not always be the case or we may license third-party software that is more difficult or costly to replace than the third party software we currently license. In addition, integration of our products with new third-party software may require significant work and require substantial allocation of our time and resources. Also, to the extent our products depend upon the successful operation of third-party products in conjunction with our products, and therefore any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

     If we fail to develop our brand cost-effectively, our customers may not recognize our brand and we may incur significant expenses, which would harm our business and financial condition.

     In March 2004 we changed our name from Recruitsoft, Inc. to Taleo Corporation. Our existing customers and business partners may not recognize our new brand. We may need to incur substantial expense and it may require more time than we anticipate before our new name gains broad recognition within our industry. We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market intensifies. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices. In the past, our efforts to build our brand have involved significant expense, and we expect to increase that expense in connection with our re-branding process. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

     Failure to implement the appropriate controls and procedures to manage our growth could harm our growth, business, operating results and financial condition.

     We are currently experiencing a period of rapid growth in our operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational, technical and financial infrastructure. We have increased our employee base from 345 on December 31, 2002, to 479 on December 31, 2003, and to 541 at December 31, 2004. To manage our growth, we will need to continue to improve our operational, financial and management processes and controls and our reporting systems and procedures. This effort may require us to make significant capital expenditures or incur significant expenses, and divert the attention of our personnel from our core business operations, any of which may adversely affect our financial performance. If we fail to successfully manage our growth, our business, operating results and financial condition will be adversely affected.

     Failure to effectively manage our customer deployments could increase our expenses and cause customer dissatisfaction.

     Enterprise deployments of our products require a substantial understanding of our customers’ businesses, and the resulting configuration of our solutions to their business processes and integration with their existing systems. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by us or our customers. In certain situations we also work with third-party service providers in the implementation or software integration related services of our solutions and we may experience difficulties managing such third parties. Failure to successfully manage customer implementation or software integration related services by us or our third-party service providers could harm our reputation and cause us to lose existing customers, face potential customer disputes or limit the rate at which new customers purchase our solutions.

     Difficulties We May Encounter Managing Changes in the Size of Our Business Could Adversely Affect Our Operating Results.

     Our business has experienced rapid growth in employee count through both internal expansion and acquisitions. Beginning in 2005, we are taking steps to better align our resources with our operating requirements in order to increase our efficiency. Through these steps, we have reduced our headcount and incurred charges for employee severance. As many employees are located in Quebec City, Canada, we will have to pay the severance amounts legally required in such jurisdiction, which may exceed those of the United States. While we believe that these steps help us achieve greater operating efficiency, we have limited history with such measures and the results of these measures are less than predictable. Additional restructuring efforts may be required. To manage our business effectively, we must continue managing headcount in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization. We believe workforce reductions, management changes and facility consolidation create anxiety and uncertainty, and may adversely affect employee morale. These measures could adversely affect our employees that we wish to retain and may also adversely affect our ability to hire new personnel. They may also negatively affect customers. In addition, our revenues may not grow in alignment with our headcount.

     Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any such transactions which would harm our business, operating results and financial condition.

     We have made, and may continue to make, acquisitions or investments in companies, products, services and technologies to expand our product offerings, customer base and business. For example, in October 2003, we acquired White Amber, Inc., a privately-held company that provided a temporary talent management solution, which we introduced as our Taleo Contingent solution and in March 2005 we acquired Recruitforce.com, Inc. Such acquisitions and investments involve a number of risks, including the following:

•	we may find that we are unable to achieve the anticipated benefits from our acquisitions;

•	we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty incorporating the acquired technologies or products, including our Taleo Contingent solution, into our existing code base;

•	there may be customer confusion regarding the positioning of acquired technologies or products;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	we may have difficulty retaining the acquired business’ customers; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

     For example, with respect to our acquisition of White Amber, we expended significant management time in attending to integration activities relating to employee relations and benefits matters, integration of product pricing, and the consolidation of other infrastructure to common systems. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

     The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs or purchase accounting adjustments and restructuring charges. They may also result in goodwill and other intangible assets which may be subject to future impairment charges or ongoing amortization costs.

     Unfavorable economic conditions and reductions in information technology spending could limit our ability to grow our business.

     Our operating results may vary based on the impact of changes in global economic conditions on our customers. The revenue growth and profitability of our business depends on the overall demand for enterprise application software and services. We sell our solutions primarily to large organizations whose businesses fluctuate with general economic and business conditions. As a result, a softening of demand for enterprise application software and services, and in particular enterprise talent management solutions, caused by a weakening global economy may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate information technology spending. In the future, potential customers may decide to reduce their information technology budgets by deferring or reconsidering product purchases, which would negatively impact our operating results.

     Our reported financial results may be adversely affected by changes in generally accepted accounting principles.

     Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our historical or projected financial results.

     For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price is equal to or exceeds the deemed fair value of the underlying security at the date of grant. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the FASB has announced its support for recording expense for the fair value of stock options granted. If we were required to change our accounting policy in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” our cost of revenue and operating expenses would have increased by approximately $2.0 million for 2004.

     If tax benefits currently available under the tax laws of Quebec are reduced or repealed, our business could suffer.

     The majority of our research and development activities are conducted through our Canadian subsidiary, Taleo (Canada) Inc. We participate in a government program in Quebec that provides investment credits based upon qualifying research and development expenditures. These expenditures primarily consist of the salaries for the persons conducting research and development activities. We have participated in the program for five years, and expect that we will continue to receive these investment tax credits through September 2008. In 2004, we recorded a $2.4 million reduction in our research and development expenses as a result of this program. We anticipate the continued reduction of our research and development expenses through 2008. If these investment tax benefits are reduced or eliminated, our financial condition and operating results may be adversely impacted.

     Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

     As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our business model. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our customers via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of internet-based services, which could harm our business.

     Current and future litigation against us could be costly and time consuming to defend.

     We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. For example, in the fourth quarter of 2004 we settled a lawsuit with Bernard Hodes Group. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, financial condition, operating results and cash flows. For more information regarding our current legal proceedings, please see the information under “Item 8 — Legal Proceedings” contained elsewhere in this prospectus.

     Risks Related to the Securities Markets and Ownership of our Class A Common Stock

     Our stock price is likely to be volatile and could decline following our contemplated public offering, resulting in a substantial loss on your investment.

     Prior to our contemplated public offering, there has not been a public market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may bear no relationship to the price at which the Class A common stock will trade upon the completion of the offering. The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects.

     The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	the overall performance of the equity markets;

•	developments with respect to intellectual property rights;

•	publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments.

     Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

     Based on share ownership as of March 31, 2005, including shares issuable upon exercise of outstanding options and warrants exercisable within 60 days of March 31, 2005, our officers, directors, major stockholders and their affiliates beneficially own or control, directly or indirectly, 7,072,635 shares of our Class A common stock, which in the aggregate represents approximately 30% of the outstanding shares of Class A common stock. As a result, if some of these persons or entities act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

     Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are contemplated to be sold in the offering and have held their shares for a relatively longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

     There may be sales of a substantial number of shares of our Class A common stock after our contemplated offering, which could cause our Class A common stock price to decline significantly.

     Additional sales of our Class A common stock in the public market after our contemplated offering, or the perception that such sales could occur, could cause the market price of our Class A common stock to decline. Upon the completion of our contemplated offering, we will have a significantly greater number of shares of Class A common stock outstanding. The shares to be sold in the offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of the prospectus. After the lock-up agreements expire additional shares will be eligible for sale in the public market, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act of 1933.

     In addition, Citigroup, on behalf of the underwriters, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at earlier dates. Sales of Class A common stock by existing stockholders in the public market, the availability of the shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our Class A common stock. In addition, the sale of the shares by these stockholders could impair our ability to raise capital through the sale of additional stock.

     We may need to raise additional capital, which may not be available, which would adversely affect our ability to operate our business.

     We expect that the net proceeds from our contemplated offering, together with our other capital resources, including income from our operations, will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. If we need to raise additional funds due to unforeseen circumstances or material expenditures, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

     Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

     Our certificate of incorporation and bylaws, as amended to be effective upon the completion of our contemplated public offering, contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms, which means that replacing a majority of our directors would require at least two annual meetings. The acquiror would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

     Our board of directors also has the ability to issue preferred stock that could significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% or greater stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

     The requirements of being a public company might strain our resources, which may adversely affect our business and financial condition.

     As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of The Nasdaq Stock Market, Inc. These requirements might place a strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, and operating results. In addition, we might need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and we might not be able to do so in a timely fashion. The listing standards of the Nasdaq Stock Market require, among other things, that within a year of the date of this offering all of the members of committees of our board of directors, including our audit committee, consist of independent directors. We might not be able to retain our independent directors, or attract new independent directors, for our committees.

     Holders of our Class B common stock vote with our Class A common stock, which dilutes the voting power of our Class A common stockholders.

     4,038,287 shares of our Class B common stock are held by holders of our exchangeable shares in order to allow them voting rights in Taleo without having to exchange their shares and suffer the corresponding Canadian tax consequences. These shares vote as a class with our Class A common stock and, upon exchange of the exchangeable shares for Class A common stock, will be redeemed on the basis of one share of Class B common stock redeemed for each one share of Class A common stock issued. Therefore, approximately 24.5% of the voting power of our outstanding shares as of March 31, 2005, is held by the Class B common stockholders and will continue to be held by them until they decide to exchange their exchangeable shares. Accordingly, our Class B common stock constitutes, and is expected to continue to constitute, a significant portion of the shares entitled to vote on all matters requiring approval by our stockholders.

Where You Can Find More Information

     After the effective date of the earlier of this Form 10 or our registration statement on Form S-1, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at http://www.taleo.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at that site.

ITEM 2. FINANCIAL INFORMATION.

Selected Consolidated Financial Data

     To be filed by amendment.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

     To be filed by amendment.

ITEM 3. PROPERTIES.

     Our principal offices are in San Francisco, where we lease approximately 12,000 square feet of space, and in Quebec City, where we lease approximately 48,000 square feet of space used primarily by our research and development group. In North America, we have additional offices across the United States, including Boston, Chicago, Dallas and the greater New York area, and Canada, including Montreal and Toronto. Outside of North America we have sales and services offices in Amsterdam, London, Paris and Sydney. We believe that our facilities are adequate for current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the beneficial ownership of our Class A common stock as of March 31, 2005, for the following persons:

•	Each person who we know beneficially owns more than 5% of our Class A common stock;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

     We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock that they beneficially own, subject to applicable community property laws.

     Applicable beneficial ownership is based on 16,450,110 shares of Class A common stock, assuming the exchange of all of the outstanding exchangeable shares of 9090-5415 Quebec Inc. into our Class A common stock and the corresponding one for one redemption of our Class B common stock and the conversion of all outstanding shares of our preferred stock into shares of our Class A common stock. The number of shares beneficially owned and the percentage of ownership of each person or entity includes shares of Class A common stock subject to options, warrants or other convertible securities held by that person or entity that are exercisable within 60 days of March 31, 2005. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A Common Stock
Name of Beneficial Owner (1)	Shares	%
5% Stockholders:
Bain Capital Funds (2)	3,362,306	16.9%
General Catalyst Group LLC (3)	1,698,135	9.3%
Martin Ouellet (4)	1,092,742	6.2%
Seneca Investments LLC (5)	1,918,056	10.4%
Telesystem Ltd. (6)	3,420,886	17.2%

Named Executive Officers and Directors:
Michael P. Gregoire	—	—
Louis Tetu (7)	1,197,420	6.7%
Guy Gauvin (8)	182,498	1.0%
Tom Lavey (9)	53,471	0.3%
Jean Lavigueur (10)	388,330	2.0%
Mark A. Bertelsen	5,000	0.03%
Howard Gwin	—	—
Eric Herr (11)	7,777	0.04%
James D. Maikranz (12)	7,777	0.04%
Jeffrey M. Schwartz (2)	3,362,306	16.9%
Michael P. Tierney (5)	1,918,056	10.4%

All directors and executive officers as a group (13 persons)(13)	7,072,635	30.0%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner listed below is c/o Taleo Corporation, 575 Market Street, Eighth Floor, San Francisco, California 94105.

(2)	Shares beneficially owned by the Bain Capital Funds represent (i) 2,889,648 shares of record held by Bain Capital Venture Fund, L.P. (the “Bain Venture Fund”), whose sole general partner is Bain Capital Venture Partners, L.P. (“BCVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”), (ii) 399,921 shares held of record by BCIP Associates II (“BCIP II”), whose sole managing partner is Bain Capital Investors, LLC (“BCI”) and (iii) 72,737 shares held of record by BCIP Associates II-B (BCIP II-B, and together with BCIP II, the BCIP Entities), whose sole managing partner is BCI. BCI has granted BCVI a power of attorney with respect to the shares held by the BCIP Entities. Michael A. Krupka is the sole managing member and a Managing Director of BCVI, a limited partner of BCVP, a member of BCI, and a partner of BCIP II. BCVP, BCVI and Mr. Krupka, by virtue of these relationships with respect to the Bain Venture Fund, may each be deemed to beneficially own the shares held by the Bain Venture Fund, and BCI, BCVI and Mr. Krupka, by virtue of these relationship with respect to the BCIP Entities, may each be deemed to beneficially own the shares held by the BCIP Entities. BCVP, BCVI, Mr. Krupka and BCI each disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. Mr. Schwartz is a limited partner of BCVP, a member of BCI, a member and a Managing Director of BCVI and a partner of BCIP II and also serves as a member of our board of directors. Accordingly, he may be deemed to beneficially own the shares held by the Bain

Venture Fund and the BCIP Entities. Mr. Schwartz disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 111 Huntington Avenue, Boston, MA 02199.

(3)	General Catalyst Partners, LLC is the managing member of General Catalyst Group, LLC. Joel Cutler and David Fialkow are members of the Board of Managers of General Catalyst Group, LLC and, as such, may be deemed to share voting and dispositive power over the shares beneficially owned by General Catalyst Group, LLC. Messrs. Cutler and Fialkow disclaim beneficial ownership of any such shares. The address for this entity is 20 University Road, Suite 450, Cambridge, MA 02138.

(4)	Includes options held by Mr. Ouellet to purchase 130,624 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005. In addition, 962,118 of these shares represent our exchangeable shares.

(5)	Shares beneficially owned by Seneca Investments LLC represent 1,918,056 shares held of record by E-Services Investments Private Sub LLC. E-Services Investments Private Sub LLC is a wholly owned subsidiary of Seneca Investments LLC. Seneca Investments LLC holds voting and dispositive power for the shares held by E-Services Investments Private Sub LLC. Mr. Tierney is the chief executive officer of Seneca Investments LLC and serves as a member of our board of directors. Accordingly, he may be deemed to have voting and dispositive power and beneficially own the shares held of record by E-Services Investments Private Sub LLC. Mr. Tierney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 437 Madison Avenue, New York, NY 10022.

(6)	Shares beneficially owned by Telesystem Ltd. represent 1,358,508 shares held of record by Telesystem Ltd. and 2,062,378 shares held of record by Telesystem Software Ventures Limited Partnership. Of these, 1,058,400 shares represent our exchangeable shares. Telesystem Software Ventures Limited Partnership is an indirect subsidiary of Telesystem Ltd. Telesystem Ltd. holds voting and dispositive power for the shares held by Telesystem Software Ventures Limited Partnership, and Charles Sirois, the Chairman and President of Telesystem Ltd., may be deemed to have voting and dispositive power for the shares held directly or indirectly by Telesystem Ltd. Mr. Sirois disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 1250 René-Lévesque Blvd. West, 38th Floor, Montreal, QC, Canada H3B 4W8.

(7)	Shares beneficially owned by Mr. Tetu represent 146,906 shares held of record by Louise Couture, Mr. Tetu’s wife, and 556,071 shares held of record by 9020-8828 Quebec Inc., and options held by Mr. Tetu to purchase 494,443 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005. Of these, 702,977 shares represent our exchangeable shares. Mr. Tetu is the sole shareholder of 9020-8828 Quebec Inc.

(8)	Includes options held by Mr. Gauvin to purchase 182,498 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005.

(9)	Includes options held by Mr. Lavey to purchase 53,471 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005.

(10)	Shares beneficially owned by Mr. Lavigueur represent 147,025 shares held of record by Christine Johnson, Mr. Lavigueur’s wife, and options held by Mr. Lavigueur to purchase 241,305 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005. Of these, 147,025 shares represent our exchangeable shares.

(11)	Includes options held by Mr. Herr to purchase 7,777 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005.

(12)	Includes options held by Mr. Maikranz to purchase 7,777 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005.

(13)	Shares beneficially owned by all executive officers and directors as a group include options to purchase 987,271 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2005.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth certain information with respect to our executive officers and directors as of April 30, 2005.

Name	Age	Position(s)
Michael P. Gregoire	39	President, Chief Executive Officer and Director
Louis Tetu	40	Executive Chairman of the Board of Directors
Bradford Benson	43	Executive Vice President, Products and Technology
Jeffrey Carr	46	Executive Vice President, Global Marketing and Sales
Guy Gauvin	37	Executive Vice President, Global Services

Name	Age	Position(s)
Divesh Sisodraker	36	Chief Financial Officer and Secretary
Mark A. Bertelsen	61	Director
Howard Gwin	46	Director
Eric Herr	57	Director
James D. Maikranz	57	Director
Jeffrey M. Schwartz	40	Director
Michael P. Tierney	52	Director

     Michael P. Gregoire has served as our President and Chief Executive Officer since March 2005. Prior to joining us, Mr. Gregoire worked at PeopleSoft, an enterprise software company, from May 2000 to January 2005, most recently as Executive Vice President, Global Services. Prior to PeopleSoft, Mr. Gregoire served as Managing Director for the Global Financial Markets at Electronic Data Systems, Inc, a technology services provider, from 1996 to April 2000. Mr. Gregoire has a master’s degree from California Coast University, and holds a bachelor’s degree in physics and computing from Wilfred Laurier University in Ontario, Canada.

     Louis Tetu has served as our executive chairman of the board since April 2005. Prior to serving as executive chairman of the board, Mr. Tetu served as our chairman of the board of directors from July 1999 to April 2005, our chief executive officer from July 1999 to March 2005 and as our president from March 2004 to March 2005. Prior to joining us, Mr. Tetu served as president of Baan Supply Chain Solutions, an enterprise applications vendor, from May 1996 to December 1998, following its acquisition of Berclain Group Inc., a supply chain management solutions vendor. Mr. Tetu co-founded and served as vice president of Berclain Group from 1987 to April 1996. Mr. Tetu also serves on the board of directors of L’Entraide Mutual Life Insurance Company of Canada. Mr. Tetu holds a bachelor’s degree in mechanical engineering from Laval University in Canada.

     Bradford Benson has served as our executive vice president, products and technology since January 2005. Prior to joining us, Mr. Benson served as the senior vice president of research and development at Lawson Software, an enterprise software company, from November 2001 to July 2004. Prior to Lawson, Mr. Benson served as the vice president of engineering at Avolent, a software company, from September 1999 to November 2001. Prior to Avolent, Mr. Benson served in various management positions, including multiple VP positions in application development, at PeopleSoft, an enterprise software company, from January 1993 to August 1999. Prior to joining PeopleSoft, Mr. Benson served as a financial development manager of The Gap, a retail clothing company, from August 1991 to January 1993. Prior to joining The Gap, Mr. Benson served in various capacities in software development at Oracle, an enterprise software and database company, from September 1989 to July 1991. Prior to Oracle, Mr. Benson served in various consulting capacities at Andersen Consulting, a management consulting company, from January 1986 to August 1989. Mr. Benson holds a bachelor’s degree in business administration from Iowa State University.

     Jeffrey Carr has served as our executive vice president, global marketing and sales since April 2005. Prior to serving as executive vice president, global marketing and sales, Mr. Carr served as our executive vice president, global marking and chief strategy officer from November 2004 to April 2005. Prior to joining us, Mr. Carr served as chairman and chief executive officer of Motiva, Inc., a software vendor, from August 2001 to December 2003. Prior to Motiva, Mr. Carr served as president of RightWorks Corporation, a business applications provider, from March 2000 to July 2001. Prior to RightWorks, Mr. Carr served in a variety of positions at PeopleSoft, Inc., an enterprise software company, from January 1991 to January 2000, most recently as executive vice president, worldwide marketing, strategy and emerging markets. Mr. Carr holds a bachelor’s degree in business from Miami University (Ohio).

     Guy Gauvin has served as our executive vice president, global services since April 2005. Prior to serving as our executive vice president, global services, Mr. Gauvin served as our executive vice president, worldwide operations from March 2002 to April 2005. Prior to serving as executive vice president, worldwide operations, Mr. Gauvin served as our vice president, customer services from August 1999 to March 2002. Prior to joining us, from May 1995 to August 1999, Mr. Gauvin served as vice president of global services at Baan Supply Chain Solutions. Mr. Gauvin holds a bachelor’s degree in mechanical engineering from Laval University in Canada.

     Divesh Sisodraker has served as our chief financial officer and secretary since April 2005. From January 2000 to March 2005, Mr. Sisodraker served in various roles with Pivotal Corporation, a customer relationship management software provider, including president and chief executive officer, chief financial officer, and vice-president, corporate development. Prior to joining Pivotal, Mr. Sisodraker served as director, finance and treasurer of A.L.I. Technologies Inc., a digital image management solution provider, from September 1998 to December 1999. Prior to joining A.L.I Technologies Inc., Mr. Sisodraker held roles as an investment analyst with HSBC Capel Asia Limited, a banking and financial services company, and West Shore Ventures Limited, a financial services company, from September 1995 to February 1998. Prior to this, Mr. Sisodraker worked at KPMG, an accounting firm, from January 1991 to September 1995. Mr. Sisodraker holds a Bachelor of Business Administration degree, Honours, from Simon Fraser University of Vancouver, Canada and is a Chartered Accountant.

     Mark Bertelsen has served as a director since June 2000. Mr. Bertelsen joined the law firm of Wilson Sonsini Goodrich & Rosati in 1972, was the firm’s managing partner from 1991 to 1996 and is currently a member of the firm’s Policy Committee of Senior Partners. Mr. Bertelsen also serves on the boards of directors of Autodesk, Inc. and Informatica Corporation. Mr. Bertelsen holds a bachelor’s degree in political science from the University of California, Santa Barbara, and a law degree from the University of California, Berkeley.

     Howard Gwin has served as a director since December 2004. Mr. Gwin is an executive management consultant, advising chief executive officers in the technology industry. Prior to being an executive management consultant, Mr. Gwin served as a consultant to Solect Technology Group, a provider of billing, customer care and service management software, from May 2000 to December 2000 and as president and chief executive officer of Solect from February 2000 to April 2000. Prior to Solect, Mr. Gwin served as executive vice president, worldwide operations at PeopleSoft, Inc., an enterprise software company, from February 1999 to January 2000, as senior vice president, international from January 1998 to January 1999, as vice president, Europe from May 1996 to December 1997 and as vice president, Canada from September 1994 to May 1996. Prior to PeopleSoft, Mr. Gwin served as general manager of strategic operations at Xerox Corporation, a technology and services enterprise, from October 1992 to August 1994. Mr. Gwin also serves on the boards of directors of MKS Inc. and several private companies. Mr. Gwin holds a bachelor’s degree in business administration from Simon Fraser University in Canada.

     Eric Herr has served as a director since March 2004. Mr. Herr has served as an executive-in-residence at the Whittemore School of Business at the University of New Hampshire since September 1999. Mr. Herr previously served as president and chief operating officer of Autodesk, Inc., a design software and digital content company, from September 1996 to September 1999. Mr. Herr also served as Autodesk’s chief financial officer from May 1992 until September 1996, as vice president, finance and administration from January 1995 to May 1995, and as vice president, emerging businesses from December 1992 through January 1995. Mr. Herr holds a bachelor’s degree in economics from Kenyon College and a master’s degree in economics from Indiana University.

     James Maikranz has served as a director since November 2003. Mr. Maikranz previously served as senior vice president, worldwide sales, at J.D. Edwards & Company, an enterprise software company, from 1998 to 2001. Prior to joining J.D. Edwards, Mr. Maikranz served as senior vice president of worldwide sales for SAP, an enterprise software company, from 1991 to 1998. Mr. Maikranz also serves on the board of directors of IONA Technologies PLC.

     Jeffrey Schwartz has served as a director since January 2001. Mr. Schwartz is a managing director of Bain Capital Investors, LLC, a private investment firm. Prior to joining Bain Capital Investors in March 2000, Mr. Schwartz was a vice president of Wellington Management Company, LLP, an investment management firm, from January 1999 to February 2000, and a vice president with Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banking firm, from August 1994 to January 1999. Mr. Schwartz holds a bachelor’s degree in economics from Dartmouth College and a master’s degree in business administration from Harvard University.

     Michael Tierney has served as a director since February 2001. Mr. Tierney is the chief executive officer of Seneca Investments LLC, the successor in interest to the investments formerly held by Communicade, LLC, a division of Omnicom Group Inc., a global marketing and corporate communications company. Prior to joining Seneca Investments in May 2001, Mr. Tierney was president of Communicade from October 2000 to May 2001. From 1995 until October 2000, Mr. Tierney was an investment and merchant banker with Ecoban Finance Limited, a trade finance and corporate advisory company. From 1983 to 1995, Mr. Tierney was an investment and merchant banker with Lehman Brothers Inc., an investment banking firm. Mr. Tierney holds a bachelor’s degree in English from the University of Maryland and a law degree from the University of Chicago.

ITEM 6. EXECUTIVE COMPENSATION.

Executive Compensation

     The following table sets forth information regarding the compensation of our chief executive officer and the four other most highly compensated executive officers during the fiscal years ended December 31, 2003 and December 31, 2004. We refer to these executive officers, together with the chief executive officer, as the named executive officers. Amounts derived from Canadian dollars contained in this table have been expressed in U.S. dollars based on the noon buying rate for the Canadian dollar of CAD $1.2923 per U.S. dollar on December 31, 2003 for 2003 and CAD $1.2034 per U.S. dollar on December 31, 2004 for 2004.

     The compensation committee of the board of directors sets the specific goals and amount for incentive bonus compensation on an annual basis for the chief executive officer and the other executive officers. Incentive bonus compensation is based upon a subjective consideration of factors including the executive officer’s level of responsibility, individual performance, contributions to our success and our general financial performance.

Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation				Awards
				Other Annual	Securities	All Other
			Bonus	Compensation	Underlying	Compensation
Name and Principal Position	Year	Salary ($)	($)	($) (1)	Options (#)	($) (2)
Michael P. Gregoire (3)	2004	—	—	—	—	—
President and Chief	2003	—	—	—	—	—
Executive Officer

Louis Tetu	2004	207,745	195,280	1,221	50,000	253
Executive Chairman	2003	193,454	146,390	1,136	33,333	237
of the Board of Directors

Guy Gauvin	2004	138,774	89,380	1,669	12,500	217
Executive Vice President,	2003	129,227	66,115	1,136	20,000	237
Global Services

Tom Lavey (4)	2004	215,000	153,102	9,539	—	1,662
Former Executive Vice	2003	62,708	263	—	133,333	470
President, Sales and Business Development

Jean Lavigueur	2004	141,267	29,084	1,669	12,500	221
Vice President, Finance	2003	123,810	43,363	1,136	11,666	237

(1)	Includes medical insurance premiums paid by us pursuant to employee benefit programs available to all employees.

(2)	Includes life insurance premiums paid by us pursuant to employee benefit programs available to all employees.

(3)	Mr. Gregoire joined us in March 2005.

(4)	Mr. Lavey joined us in September 2003 and left in April 2005.

Stock Option Grants in Last Fiscal Year

     The following table sets forth information regarding grants of stock options to each of the named executive officers during the fiscal year ended December 31, 2004. The percentage of total options set forth below is based on options to purchase an aggregate of 697,459 shares of our Class A common stock granted to employees during the fiscal year ended December 31, 2004. All options were granted at the fair market value of our Class A common stock, as determined by our board of directors, on the date of grant.

     These options were granted under our 1999 Stock Plan. The options vest over a four-year period, at a rate of 25% upon the first anniversary of their vesting commencement dates and then at a rate of 1/48 per month thereafter. In addition, the stock options granted to certain of our officers are subject to vesting acceleration provisions. See “Employment Agreements and Change of Control Arrangements.”

     Potential realizable value is based on the assumption that our Class A common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year option term. These amounts were calculated based on the requirements promulgated by the SEC and do not reflect the estimate of future price growth.

	Individual Grants
		Percentage			Potential Realizable
		of Total			Value at Assumed
	Number of	Options			Annual Rates of
	Securities	Granted to			Stock Price
	Underlying	Employees			Appreciation for
	Options	in Fiscal	Exercise	Expiration	Option Term
Name	Granted	Year	Price	Date	5%	10%
Michael P. Gregoire	—	—	—	—	—	—
Louis Tetu	50,000	7.17%	$3.00	3/17/2014	$94,334	$239,061
Guy Gauvin	12,500	1.79%	$3.00	3/17/2014	$23,584	$59,765
Tom Lavey	—	—	—	—	—	—
Jean Lavigueur	12,500	1.79%	$3.00	3/17/2014	$23,584	$59,765

Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

     The following table sets forth information concerning options to purchase shares of our Class A common stock held by each of the named executive officers as of December 31, 2004.

     As of April 27, 2005, the most recent date on which the board of directors made a determination as to the fair market value of the Class A common stock, the fair market value of the Class A common stock was valued at $13.50 per share. This valuation is dependent upon numerous factors, including a third party analysis of comparables, operating conditions and factors both internal and external to us. The value realized and the value of unexercised in-the-money options at fiscal year end have been calculated based on the fair market value of the Class A common stock, less the applicable exercise price, in accordance with the rules of the SEC.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-The Money Options at
	Acquired on	Value	Options at Fiscal year End		Fiscal Year End
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael P. Gregoire	—	—	—	—	—	—
Louis Tetu			474,305	67,359	$4,755,203	$182,290
Guy Gauvin			176,247	22,919	$1,452,122	$109,368
Tom Lavey			39,583	93,750	$415,622	$984,375
Jean Lavigueur			235,923	18,577	$2,829,992	$63,798

Employment Agreements and Change of Control Arrangements

     Employment Agreements with Certain Executive Officers

     Michael P. Gregoire, our president and chief executive officer, entered into an employment agreement in March 2005. The employment agreement provides for an annual salary amount that may be adjusted from time to time by the board of directors. Under the employment agreement, in the event Mr. Gregoire’s employment is terminated by us without cause or Mr. Gregoire resigns for good reason, as the terms cause and good reason are defined in the employment agreement, Mr. Gregoire will receive a severance payment equal to twelve months of his then current annual base salary payable in one lump-sum within 30 days of such termination or resignation, and continued participation in our health insurance plan for twelve months. In addition, the vesting schedule of Mr. Gregoire’s outstanding equity awards will accelerate by twelve months, and he will be permitted to exercise vested options for twelve months following termination of employment. In addition to the foregoing severance benefits, upon a change of a control, as such term is defined in the employment agreement, Mr. Gregoire will receive immediate vesting with respect to half of his outstanding equity awards. If, within 60 days before or 18 months following a change of control, Mr. Gregoire’s employment is terminated other than for cause, he will be entitled to receive a severance payment equal to twelve months of his then current annual base salary plus 100% of his target bonus for the year of termination, and all of Mr. Gregoire’s unvested stock options will vest immediately. Also, under the employment agreement, Mr. Gregoire is subject to a nonsolicitation covenant for one year following termination of employment, as well as customary confidentiality and nondisclosure covenants for the term of employment and thereafter.

     Louis Tetu, our executive chairman of the board, has, and Jean Lavigueur, our Vice President, Finance, have entered into employment agreements with our subsidiary, Taleo (Canada) Inc. Under the employment agreements, in the event an officer’s employment is involuntarily terminated other than for cause, as such term is defined in the employment agreement, the officer will receive a severance payment equal to six months of his then current base salary payable in equal monthly installments, and continued participation in our health, dental and life insurance programs for six months. In addition, the employment agreements provide for annual salary amounts that may be adjusted from time to time by the board of directors. Also, under the employment agreements, the officers are subject to noncompetition and nonsolicitation covenants during the term of employment and for three years following termination of employment, as well as customary confidentiality and nondisclosure covenants for the term of employment and thereafter.

     Bradford Benson, our executive vice president of research and development and chief technology officer, executed an offer letter in December 2004. Under the offer letter, in the event Mr. Benson’s employment is terminated without cause, as such term is defined in the offer letter, Mr. Benson will be entitled to receive a severance payment equal to three months of his then current base salary, and his outstanding equity awards will continue to vest for a period of three months. If, within one year following a change of control, as such term is defined in the offer letter, Mr. Benson’s employment is terminated other than for cause, he will be entitled to receive a severance payment equal to six months of his then current base salary.

     Jeffrey Carr, our executive vice president, global marketing and sales, executed an offer letter in November 2004. Under Mr. Carr’s offer letter, if, prior to Mr. Carr’s promotion to the position of chief operating officer, his employment is terminated other than for cause or he resigns for good reason, as such terms are defined in the offer letter, Mr. Carr will be entitled to receive a severance payment equal to six months of his then current base salary, and his outstanding equity awards will continue to vest for a period of six months. If, after Mr. Carr’s promotion to the position of chief operating officer, his employment is terminated other than for cause or he resigns for good reason, Mr. Carr will be entitled to receive a severance payment equal to six months of his then current base salary and six months of his aggregate target bonuses, and his outstanding equity awards will continue to vest for a period of twelve months. If, within one year following a change of control, as such term is defined in the offer letter, Mr. Carr’s employment is terminated other than for cause or he resigns with good reason, he will be entitled to receive a severance payment equal to twelve months of his then current base salary and twelve months of his aggregate target bonuses.

     Divesh Sisodraker, our chief financial officer, executed an offer letter in March 2005. Under the offer letter, in the event Mr. Sisodraker’s employment is terminated without cause, as such term is defined in the offer letter, Mr. Sisodraker will be entitled to receive a severance payment equal to six months of his then current base salary, and his outstanding equity awards will continue to vest for a period of three months. If, within one year following a change of control, as such term is defined in the offer letter, Mr. Sisodraker’s employment is terminated other than for cause, he will be entitled to receive a severance payment equal to twelve months of his then current base salary.

     Tom Lavey, our former executive vice president, sales and business development, executed an offer letter in September 2003. Under Mr. Lavey’s offer letter, in the event Mr. Lavey’s employment was terminated without cause, he would have been entitled to receive a severance payment equal to six months of his salary based on on-target earnings. Mr. Lavey left us in April 2005.

     Management Stock Option Agreements

     In September 2002, the board of directors authorized us to amend the stock option agreements of certain executive officers in an effort to ensure the continued service of our key executives in the event of a change of control the company. The stock option agreements between us and Louis Tetu, Guy Gauvin and Jean Lavigueur provide that, if within one year following a change in control such officer is involuntarily terminated, which includes a termination other than for cause (as each term is defined in the stock option agreement), each such option will become fully vested and exercisable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Certain Transactions

     Pursuant to an investor rights agreement between us and certain of our stockholders, certain entities affiliated with Bain Capital Investors, LLC have the right to purchase up to five percent of an aggregate of the securities offered by us in a public offering, at the offering price per share, net of underwriting discounts and commissions. These entities have not informed us whether they intend to exercise this right in connection with this offering of our Class A common stock. If such entities do exercise this right in connection with this offering, we will register the issuance of the shares of Class A common stock purchased by them.

     The law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, acts as our principal outside counsel. Mark Bertelsen, one of our directors, is a member of Wilson Sonsini Goodrich & Rosati. Payments by us to Wilson Sonsini Goodrich & Rosati did not exceed five percent of the firm’s gross revenues in the last fiscal year. We believe that the services performed by Wilson Sonsini Goodrich & Rosati were provided on terms no more or less favorable than those with unrelated parties.

Indemnification and Employment Agreements

     We have entered into indemnification agreements with each of our directors and officers. We have also entered into employment agreements with certain of our executive officers. See “Management — Employment Agreements and Change of Control Arrangements.”

Registration Rights

     Holders of our preferred stock are entitled to certain registration rights with respect to the Class A common stock issued or issuable upon conversion of the preferred stock. See “Item 11 — Description of Registrant’s Securities to be Registered — Registration Rights.”

ITEM 8. LEGAL PROCEEDINGS.

     We are involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these proceedings are not expected to have a material adverse impact on our operating results or financial condition. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future operating results or financial condition in a particular period.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

     As of the date of this Form 10, there is no established public trading market for our Class A Common Stock. As of March 31, 2005, 2,922,458 shares of our Class A Common Stock are subject to outstanding options granted under our 1999 Stock Plan, Viasite Stock Plan, and 2003 Series D Stock Plan and 16,450,110 shares of our Class A Common Stock could be sold pursuant to Rule 144 under the Securities Act. Holders of our preferred stock are entitled to certain registration rights with respect to the Class A common stock issued or issuable upon conversion of the preferred stock. See “Item 11 — Description of Registrant’s Securities to be Registered — Registration Rights.” On March 31, 2004, we filed a registration statement on Form S-1 with the Securities and Exchange Commission, relating to the proposed initial public offering of our Class A Common Stock. The proposed offering will be consummated only if the prevailing market conditions are favorable. As of the date of this registration statement, the number of shares of Class A Common Stock proposed to be sold in the offering has not been determined.

Holders

     As of March 31, 2005, there were approximately 31 holders of record of our Class A common stock and 18 holders of record of our Class B common stock.

Dividend Policy

     We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Our financing agreement with Goldman prohibits the declaration or payment of dividends on our shares other than the existing dividend obligations with respect to our outstanding preferred stock, which will be converted or paid in connection with this offering. See “Dividends” in Item 11 below for information regarding our existing dividend obligations.

Equity Compensation Plan Information

     The following table provides information as of December 31, 2004 with respect to the shares of our Class A common stock and Series D preferred stock that may be issued under our existing equity compensation plans. The Series D preferred stock converts into Class A common stock on a share-for-share basis.

(c)
Number of
securities
remaining
		(a)		available for
		Number of	(b)	future issuance
		securities to be	Weighted-	under equity
		issued upon	average exercise	compensation
		exercise of	price of	plans (excluding
		outstanding	outstanding	securities
	Class of	options, warrants	options, warrants	reflected in
Plan category	Common Stock	and rights	and rights	column (a))
Equity compensation plans approved by Class A security holders	Common Stock	3,025,192	$5.95	1,145,218	(1)
Equity compensation plans approved by Series D security holders	Preferred Stock	183,416	$.90	0
Total		3,208,608	$5.66	1,145,218

(1)	Includes an aggregate of 1,000,000 shares available for issuance under our 2004 Stock Plan and 2004 Employee Stock Purchase Plan.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years prior to the filing of this registration statement, the registrant issued the following unregistered securities:

     (a) In connection with the registrant’s acquisition of White Amber, Inc., on October 21, 2003, the registrant issued an aggregate of 10,624,723 shares of Series D preferred stock to a total of 16 private accredited investors in exchange for shares of Series C preferred stock of White Amber, Inc.

     (b) On October 3, 2003, the registrant issued and sold 150,000 shares of Series C preferred stock to an accredited investor in connection with the exercise of a warrant at an exercise price of $0.36810 per share.

     (c) On September 30, 2003, the registrant issued a warrant to purchase 1,666 shares of the registrant’s Class A common stock to a sophisticated investor at an exercise price of $3.00 per share. Such investor had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

     (d) On March 1, 2002, the registrant issued a warrant to purchase 2,583 shares of the registrant’s Class A common stock to a sophisticated investor at an exercise price of $3.00 per share. Such investor had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

     (e) As of March 31, 2005, the registrant has issued and sold an aggregate of 77,525 shares of Class A common stock upon exercise of options issued to certain employees, directors and consultants under the registrant’s 1999 Stock Plan and Viasite Inc. Stock Plan for an aggregate consideration of $218,432.69.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof or Regulation D promulgated thereunder, with respect to items (a)-(d) above, and Section 4(2) or Rule 701, with respect to item (e) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

     The following is a summary of the rights of our Class A and Class B common stock and preferred stock and related provisions of our certificate of incorporation and bylaws.

     Our authorized capital stock consists of 353,763,458 shares, each with a par value of $0.00001 per share, of which:

•	250,000,000 shares are designated Class A common stock;

•	24,229,762 shares are designated Class B common stock; and

•	79,533,696 shares are designated preferred stock.

Class A and Class B Common Stock

     As of March 31, 2005, there were 16,450,110 shares of Class A common stock outstanding that were held of record by 31 stockholders, and 4,038,287 shares of Class B common stock outstanding that were held of record by 18 stockholders.

     Other than the voting rights and our redemption right described in this section, holders of Class B common stock are not entitled to any rights, economic or otherwise, as a result of their ownership of Class B common stock, including but not limited to any rights as to dividends, payment upon our liquidation, dissolution or winding up or any other economic benefits. However, each holder of Class B common stock also owns an equivalent number of exchangeable shares, which cumulatively replicates the rights of a holder of our Class A common stock.

     Voting Rights

     Holders of our Class A and Class B common stock are entitled to one vote per share. Holders of our Class B common stock have voting rights and powers equal to the voting rights and powers of the Class A common stock, and vote together as a single class with holders of our Class A common stock and preferred stock on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation. Holders of Class B common stock have no separate class or series vote on any matter except as expressly required by law.

     Redemption Rights

     The Class A common stock is not redeemable. One share of our Class B common stock is redeemable by us for $0.00001 per share in connection with the issuance of one share of Class A common stock in exchange for Class A preferred exchangeable shares or Class B preferred exchangeable shares of 9090-5415 Quebec Inc. See “Exchangeable Shares.”

     Dividends

     Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock shall be entitled to share equally with the Series A preferred stock in any dividends that our board of directors may determine to issue from time to time.

     Liquidation Rights

     In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate, dissolve or wind-up, the holders of Class A common stock shall be entitled to share with the Series A preferred stock as set forth below all assets remaining after the payment of any preferential liquidation preferences.

Preferred Stock

     As of March 31, 2005, there were no shares of Series A preferred stock outstanding, 1,878,154 shares of Series B preferred stock outstanding, 8,685,484 shares of Series C preferred stock outstanding, and 1,770,771 shares of Series D preferred stock outstanding that were held of record by 32 stockholders, and which are convertible into an aggregate of 12,334,409 shares of Class A common stock.

     Voting Rights

     The holder of each share of our preferred stock is entitled to notice of any stockholder’s meeting in accordance with our bylaws and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of our Class A and Class B common stock, with respect to any matters upon which the holders of our Class A common stock have the right to vote. Holders of preferred stock are entitled to one vote for each share of Class A common stock into which such share of preferred stock could be converted. The holders of Series A preferred stock have no separate class or series vote on any matter except as expressly required by law.

     Redemption Rights

     Our Series C preferred stock is redeemable by us in three annual installments upon the written request of the holders of a majority of the outstanding shares of Series C preferred stock delivered to us between 10 and 90 days prior to October 25, 2008, in exchange for an amount of cash equal to $0.4907 per share (as adjusted for stock dividends, combinations or splits) plus all accrued but unpaid dividends. Holders of a majority of the Series C preferred stock may elect to waive or defer one or more redemption payments with respect to all holders of Series C preferred stock.

     Dividends

     Holders of Series C preferred stock and Series D preferred stock are entitled to receive dividends prior and in preference to any dividends on our common stock, Series A preferred stock and Series B preferred stock, whether or not declared by our board of directors, at the rate of $0.039256 per share per year (as adjusted for any stock dividends, combinations or splits). The right to such dividends is cumulative. Such dividends may be payable in cash or stock except that the holders of Series C preferred stock may only elect to have their dividends paid in stock while our line of credit with Goldman Sachs Specialty Lending Group is outstanding. Holders of Series B preferred stock are entitled to receive dividends prior and in preference to any dividends on our common stock and Series A preferred stock, when and if declared by our board of directors, at the rate of $0.0973 per share per year (as adjusted for any stock dividends, combinations or splits). Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Series A preferred stock shall be entitled to share equally with the Class A common stock in any dividends that our board of directors may determine to issue from time to time.

     Liquidation Rights

     In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate, dissolve or wind-up, the holders of our Series C preferred stock and Series D preferred stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the common stock, Series A preferred stock or Series B preferred stock, an amount equal to the greater of (a) the amount that would be payable to each holder of Series C preferred stock in respect of the common stock if all outstanding shares of Series C preferred stock were converted into common stock immediately prior to such event or (b) the sum of $0.4907 per share (as adjusted for any subdivisions, combinations or stock dividends) and any accrued but unpaid dividends. In the event the assets and funds available for distribution to the holders of our Series C preferred stock and Series D preferred stock shall be insufficient to permit the payment of full preferential amounts, then our entire assets shall be distributed ratably among the holders of our Series C preferred stock and Series D preferred stock.

     Subject to the preferences of the Series C preferred stock and Series D preferred stock, the holders of our Series B preferred stock shall be entitled to receive, prior to any distribution to the holders of the common stock and Series A preferred stock, an amount equal to $1.40 per share plus all declared but unpaid dividends. In the event the assets and funds available for distribution to the holders of our Series B preferred stock shall be insufficient to permit the payment of full preferential amounts, then the assets shall be distributed ratably among the holders of our Series B preferred stock.

     Subject to the preferences of the Series B preferred stock, Series C preferred stock and Series D preferred stock, the holders of our Series A preferred stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the Class A common stock, an aggregate amount based on the amount to be distributed pro rata based on the number of shares of Class A common stock held by each holder (assuming conversion of all Series A preferred stock) and thereafter, the holders of the Series A preferred stock shall receive, equally with the holders of Class A common stock, the balance of the amount to be distributed. If the total value of the distribution exceeds CAD $20,000,000, the holders of Series A preferred stock shall receive, equally with the holders of Class A common stock, the full amount of the distribution pro rata based on the number of shares of Class A common stock held by each holder (assuming conversion of all Series A preferred stock).

     Voluntary Conversion

     At the option of the holder, each share of our preferred stock is convertible into shares of our Class A common stock at the then effective and applicable conversion rate. Each share of our preferred stock currently is convertible into one share of our Class A common stock.

     Automatic Conversion

     Each share of our preferred stock automatically converts into shares of our Class A common stock at the then effective and applicable conversion rate immediately upon the effectiveness of a firm commitment underwritten public offering covering the offer and sale of common stock to the public, in which the aggregate net proceeds equal or exceed $25,000,000 and the price per share is equal to or greater than $1.4721 (as adjusted for any subdivisions, combinations or stock dividends). Each share of a series of preferred stock is also automatically convertible into shares of Class A common stock at the then effective and applicable conversion rate upon the affirmative vote of the holders of at least a majority of the outstanding shares of such series of preferred stock.

     Antidilution Protection

     In the event we issue certain additional securities without consideration or for consideration per share less than the applicable conversion price of any series of our preferred stock, then the conversion rate of any such series of preferred stock shall be reduced concurrently with such issuance.

     Protective Provisions

     Our certificate of incorporation contains provisions that limit our ability to take certain actions without the approval of holders of at least two-thirds of the outstanding shares of Series A preferred stock and Series B preferred stock or a majority of Series C preferred stock. These actions include, among other things: (i) adversely altering or changing the preferences, rights, privileges of the preferred stock, or increasing or decreasing the number of authorized shares of Class A common stock, Class B common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock, and (ii) authorizing shares of any class or series of stock having any preference or priority as to voting, dividends or liquidation rights which are superior to any preferences of the Series A preferred stock, Series B preferred stock and Series C preferred stock.

Exchangeable Shares

     In November 1999, we entered into an exchangeable share transaction with 9090-5415 Quebec Inc., formerly known as Viasite Inc., a corporation organized under the laws of Quebec, Canada. In connection with this transaction, we were issued 1,000 Class A common shares of 9090-5415 Quebec. The remaining shares of 9090-5415 Quebec are non-voting exchangeable shares, entitling the holder to exchange each exchangeable share for a share of our Class A common stock on a one-for-six basis. There are 17,879,362 Class A preferred exchangeable shares and 6,350,400 Class B preferred exchangeable shares outstanding as of March 31, 2004. We refer to these Class A preferred exchangeable shares and Class B preferred exchangeable shares together as the exchangeable shares.

     In the event we declare a dividend on our shares, 9090-5415 Quebec is obligated to provide the holders of exchangeable shares with cash, exchangeable shares, or other property which would mirror the distribution they would have received had they exchanged their exchangeable shares into our stock. In addition, if our holders experience a liquidation event, 9090-5415 Quebec is obligated to pay an equivalent liquidation preference to its shareholders. We have entered into a covenant agreement with 9090-5415 Quebec which obligates us to fund both the dividend and liquidation payments that 9090-5415 provides to its holders.

     These exchangeable shares were issued so that the holders of the outstanding capital stock of 9090-5415 Quebec could defer the imposition of certain taxes under Canadian law until such time as they elected to exchange their exchangeable shares for shares of our Class A common stock but could otherwise maintain their economic rights. In order to give the holders of these exchangeable shares the ability to vote on matters which may be voted on by our stockholders during the period prior to when they exchange their exchangeable shares for shares of our Class A common stock, we have issued to the holders of exchangeable shares one share of our Class B common stock for each six exchangeable shares held by them, which shares of Class B common stock are redeemable, one-for-six, for nominal value by us upon and simultaneously with the exchange of the exchangeable shares. 4,038,287 shares of our Class B common stock were outstanding as of March 31, 2005. Other than the rights described in this section, the holders of exchangeable shares have no further powers, preferences or rights with respect to our capital stock.

Warrants

     As of March 31, 2005, the following warrants to purchase Class A common stock were outstanding:

•	Beauchesne, Ostiguy & Simard Inc. holds a warrant to purchase 2,583 shares at an exercise price of $3.00 per share, which is fully exercisable at any time through the earlier of (a) November 20, 2006, (b) the closing of an initial public offering of our Class A common stock, or (c) a change of control of us;

•	E-Services Investments Private Sub LLC holds a warrant to purchase 481,921 shares at an exercise price of $3.66 per share, which is fully exercisable at any time through the earlier of (a) January 25, 2005, or (b) the closing of an initial public offering of our Class A common stock; and

•	Heidrick & Struggles holds a warrant to purchase 41,667 shares at an exercise price of $13.50 per share, which is fully exercisable at any time through the earlier of (a) March 14, 2010, or (b) a change of control of us.

     The warrant granted to FMR Corp. is not currently exercisable, and we do not believe that this warrant will become exercisable.

     As of March 31, 2005, the following warrants to purchase Series D preferred stock were also outstanding:

•	Comdisco, Inc. and Comdisco Ventures, Inc. hold a series of warrants to purchase 587,976 shares at an exercise price of $1.23 per share, which is fully exercisable at any time through the earlier of (a) ten years from the original date of issuance, or (b) a three to five year period from the effective date of our initial public offering which is convertible into 97,995 shares of our Class A common stock (at an implied exercise price of $7.38 per share); and

•	Comerica Bank-California holds a warrant to purchase 92,496 shares at an exercise price of $1.23 per share, which is fully exercisable at any time through the earlier of (a) seven years from its original date of issuance, or (b) five years from the effective date of our initial public offering which is convertible into 15,416 shares of our Class A common stock (at an implied exercise price of $7.38 per share).

Registration Rights

     The holders of an aggregate of 11,622,038 shares of our Class A common stock or shares exchangeable into our Class A common stock will be entitled to the following rights with respect to registration of such shares under the Securities Act of 1933. These shares are referred to as registrable securities.

     Demand Registration Rights. If holders of at least 30% of the Class A common stock issued upon conversion of the Series C preferred stock or Series B preferred stock request that an amount of securities having an aggregate offering price of at least $5,000,000 be registered, we may be required to register their shares. We are only obligated to affect two registrations in response to these demand registration rights for the holders of Class A common stock issued upon conversion of our Series C preferred stock and one registration for the holders of Class A common stock issued upon conversion of our Series B preferred stock. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders due to marketing reasons.

     Piggyback Registration Rights. If at anytime we propose to register any of our Class A common stock under the Securities Act of 1933, the holders of registrable securities will be entitled to notice of the registration and will be entitled to include their shares of our Class A common stock in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders due to marketing reasons. The holders of an additional 10,624,723 shares convertible into 1,770,711 shares of our Class A common stock are entitled to these piggyback registration rights.

     S-3 Registration Rights. The holders of registrable securities may require us, on not more than two occasions in any 365-day period, to file a registration statement on Form S-3 under the Securities Act covering their shares of our Class A common stock when registration of our shares under this form becomes possible. Depending on certain conditions, however, we may defer such registration for up to 90 days.

     Registration of shares of Class A common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act of 1933 would result in the holders being able to trade these shares without restriction under the Securities Act of 1933 when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration.

     The registration rights terminate upon the earlier of (1) five years after completion of this offering, or (2) with respect to the registration rights of an individual holder, when the holder holds less than one percent of our outstanding stock and when the holder can sell all of the holder’s shares in any three-month period under Rule 144 under the Securities Act of 1933 or another similar exception.

     Also, certain entities affiliated with Bain Capital Investors, LLC have the right to purchase up to an aggregate of five percent of securities offered by us in a public offering, at the offering price per share, net of underwriting discounts and commissions. These entities have not currently informed us whether they intend to exercise this right in connection with this offering of our Class A common stock. If such entities do exercise this right in connection with this offering, we will register the issuance of the shares of Class A common stock purchased by them.

     In addition, pursuant to the warrant issued to FMR Corp., if at anytime we propose to register any of our Class A common stock under the Securities Act of 1933, FMR Corp. will be entitled to notice of the registration and will be entitled to include their shares of our Class A common stock in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by FMR Corp. due to marketing reasons. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration. The registration rights terminate upon the third anniversary of the completion of this offering. As of September 30, 2004, no shares were vested pursuant to the warrant.

Anti-takeover Effects of Delaware Law

     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of us. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Listing

     We are not listed on any stock market or exchange.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

     The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

     In addition, the registrant has entered into separate indemnification agreements with its directors, officers and certain employees which requires the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

     These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     To be filed by amendment.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements.

     See Item 13 above.

     (b) Exhibits.

     Unless otherwise noted, the following exhibits are incorporated by reference to our registration statement on Form S-1 (File No. 333-114093).

Exhibit
Number	Description
2.1	Agreement and Plan of Merger, dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.

2.2‡	Agreement and Plan of Merger, dated March 10, 2005, between the registrant, Butterfly Acquisition Corporation and Recruitforce.com, Inc.

3.1‡	Certificate of Incorporation of the registrant.

3.2‡	Bylaws of the registrant, as amended and restated.

4.1*	Form of registrant’s Class A common stock certificate.

4.2*	Form of registrant’s Class B common stock certificate.

4.3	Second Amended and Restated Investor Rights Agreement, dated October 21, 2003, between the registrant and the individuals and entities listed therein.

4.4‡	Covenant Agreement, dated November 24, 1999, between the registrant and Viasite Inc.

10.1	1999 Stock Plan and form of agreements thereunder.

10.2	Viasite Inc. Stock Plan.

10.3	2003 Series D Preferred Stock Plan and form of agreement thereunder.

10.4	2004 Stock Plan and form of agreement thereunder.

10.5	2004 Employee Stock Purchase Plan.

10.6	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.

10.7	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Louis Tetu.

10.8	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Jean Lavigueur.

10.10	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.

10.11	Intentionally omitted.

10.12	e-business Hosting Agreement, dated June 30, 2003, between the registrant and International Business Machines Corporation.

10.13	Agreement, dated September 1, 2002, between the registrant and Internap Network Services Corporation.

10.14	Offer Letter, dated September 12, 2003, between the registrant and Tom Lavey.

10.15	Offer Letter, dated November 17, 2004, between the registrant and Jeffrey Carr.

10.16‡	Employment Agreement, date March 14, 2005, between the registrant and Michael P. Gregoire.

10.17‡	Offer Letter, dated December 16, 2004, between the registrant and Bradford Benson.

10.18‡	Offer Letter, dated March 15, 2005, between the registrant and Divesh Sisodraker.

10.19‡	Credit and Guaranty Agreement, dated as of April 25, 2005, between the registrant, various lenders, and Goldman Sachs Specialty Lending Group, L.P.

10.20‡	Pledge and Security Agreement, dated as of April 25, 2005 between the registrant and Goldman Sachs Specialty Lending Group, L.P.

Exhibit
Number	Description
21.1	List of subsidiaries.

99.1	Consent of IDC.

‡	Filed herewith.

*	To be filed by amendment.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 2, 2005	TALEO CORPORATION
	By:	/s/ Michael P. Gregoire
Michael P. Gregoire
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
2.1	Agreement and Plan of Merger, dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.

2.2‡	Agreement and Plan of Merger, dated March 10, 2005, between the registrant, Butterfly Acquisition Corporation and Recruitforce.com, Inc.

3.1‡	Certificate of Incorporation of the registrant.

3.2‡	Bylaws of the registrant, as amended and restated.

4.1*	Form of registrant’s Class A common stock certificate.

4.2*	Form of registrant’s Class B common stock certificate.

4.3	Second Amended and Restated Investor Rights Agreement, dated October 21, 2003, between the registrant and the individuals and entities listed therein.

4.4‡	Covenant Agreement, dated November 24, 1999, between the registrant and Viasite Inc.

10.1	1999 Stock Plan and form of agreements thereunder.

10.2	Viasite Inc. Stock Plan.

10.3	2003 Series D Preferred Stock Plan and form of agreement thereunder.

10.4	2004 Stock Plan and form of agreement thereunder.

10.5	2004 Employee Stock Purchase Plan.

10.6	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.

10.7	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Louis Tetu.

10.8	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Jean Lavigueur.

10.10	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.

10.11	Intentionally omitted.

10.12	e-business Hosting Agreement, dated June 30, 2003, between the registrant and International Business Machines Corporation.

10.13	Agreement, dated September 1, 2002, between the registrant and Internap Network Services Corporation.

10.14	Offer Letter, dated September 12, 2003, between the registrant and Tom Lavey.

10.15	Offer Letter, dated November 17, 2004, between the registrant and Jeffrey Carr.

10.16‡	Employment Agreement, date March 14, 2005, between the registrant and Michael P. Gregoire.

10.17‡	Offer Letter, dated December 16, 2004, between the registrant and Bradford Benson.

10.18‡	Offer Letter, dated March 15, 2005, between the registrant and Divesh Sisodraker.

10.19‡	Credit and Guaranty Agreement, dated as of April 25, 2005, between the registrant, various lenders, and Goldman Sachs Specialty Lending Group, L.P.

10.20‡	Pledge and Security Agreement, dated as of April 25, 2005 between the registrant and Goldman Sachs Specialty Lending Group, L.P.

21.1	List of subsidiaries.

99.1	Consent of IDC.

Unless otherwise noted, the above exhibits are incorporated by reference to our registration statement on Form S-1 (File No. 333-114093).

‡	Filed herewith.

*	To be filed by amendment.